BHP BILLITON

INTERIM REPORT

  31 DECEMBER 2001

BHP BILLITON INTERIM REPORT

31 DECEMBER 2001

Highlights

  Attributable profit of US$1,198 million, despite a generally unfavourable economic environment and depressed commodity prices in key businesses.
  Key factors impacting the interim result, compared with the corresponding period, include lower commodity prices, offset by the significant devaluation of the South African rand against the US dollar during the period.
  Excellent progress on merger integration.
  Since late June 2001, commitment of US$1.8 billion to new growth projects.
  Production commenced at Typhoon oil and gas (US) and Antamina copper/zinc (Peru).
  Record West Australian iron ore production.
	2001	2000	Change
Half year ended 31 December	US$M	US$M	%
Group turnover (1)	8 894	9 396	-5.3
EBITDA (1) (2)	2 514	2 683	-6.3
EBIT (1) (3)	1 651	1 870	-11.7
Attributable profit	1 198	1 158	3.5
Operating cash flow and dividends from joint ventures	2 109	2 519	-16.3
Capital & investment expenditure	1 173	2 727	-57.0
EBITDA interest coverage (times)(4)	9.4	9.1	3.3
Basic earnings per share (US cents)	19.9	19.7	1.0

	31 Dec 2001	30 Jun 2001	Change
As at	US$M	US$M	%
Attributable net assets	12 179	11 340	7.4
Gearing (net debt/[net debt + net assets])	37.6%	38.4%
Debt to equity ratio (net debt/attributable net assets)	62.0%	64.6%

(1)	Including the group's share of joint ventures and associates.
(2)	EBITDA is profit before net interest, taxation, and depreciation and amortisation.
(3) EBIT is profit before net interest and taxation.
(4)	For this purpose, net interest includes capitalised interest and excludes the effect of discounting on provisions and exchange differences arising from net debt.

The above financial results are prepared in accordance with UK generally accepted accounting principles (GAAP). Financial results prepared under Australian GAAP are provided on page 54.

FROM THE CHAIRMAN

Financial Results

On behalf of my fellow Directors, I am pleased to report that BHP Billiton's financial results for the half year ended 31 December 2001 demonstrate the substantial benefits of commodity and market diversification that characterise the merged Group. BHP Billiton's earnings of US$1,198 million represents a 3.5% increase on the corresponding period, while earnings per share increased 1.0% to 19.9 US cents.

The results also indicate the opportunities for high quality growth within the portfolio, with a number of new projects now contributing to earnings, several in development and others expected to be sanctioned shortly.

Excellent progress has been made on the integration of the two organisations. The first stage of the integration - bringing two organisations and management systems together - has been substantially completed. The focus now is on sequencing the major growth opportunities within the portfolio and in capturing the potential for operational efficiencies across the Group.

The financial results for the half year are a pleasing outcome in a market environment where prices for copper, oil, nickel, chrome, steel products and aluminium were all markedly lower than the corresponding period. In fact, lower commodity prices reduced turnover by approximately US$405 million and, after adjusting for price linked costs, the net effect on EBIT was US$280 million relative to the corresponding half year.

For many companies in the natural resources sector, this alignment of weaker commodity prices would present a major threat to both earnings and the ability to fund future growth. In BHP Billiton's case, stronger price performances in Carbon Steel Materials (iron ore and metallurgical coal), Energy Coal and natural gas have partially offset the adverse impact of price declines elsewhere. Furthermore, our operating base in countries with depreciating currencies, notably the South African rand and Australian dollar benefited our result substantially. In addition, BHP Billiton has had the flexibility in adverse market conditions to temporarily reduce copper output.

Growth

BHP Billiton's commitment to delivering high quality growth projects was demonstrated with the approval of a number of major projects including the Mozal II aluminium expansion in Mozambique, the Mount Arthur North energy coal mine and the Dendrobium metallurgical coal mine, both in New South Wales (Australia), the Bream Gas Pipeline in Bass Strait, Victoria (Australia), the Hillside III aluminium expansion in South Africa and the Mad Dog oil and gas field development in the US. The depth of the inventory of projects under construction, as well as new projects awaiting sanction, is a clear distinguishing feature of the BHP Billiton portfolio.

Merger Integration

Progress has been made on other fronts. The merger integration work has delivered an organisational structure with clear accountabilities and responsibilities, a group wide marketing organisation and an established governance and risk management framework. The process for capturing the US$270 million of merger benefits in financial year 2003 has been established and we are on track to achieving this goal.

While at an early stage of the Group's development, significant progress is being made in addressing the real value propositions from the merger - the sequencing of the deep inventory of high quality growth projects, extracting benefits across the organisation through common business systems, and a rigorous approach to achieving operating cost performance improvements.

A stronger focus on operating performance and cost reduction is taking root in the organisation. Already, an operating excellence programme is being implemented in key businesses, harnessing the ideas and skills of our employees to improve business, safety and community outcomes. Progress in our West Australian iron ore operations in reducing railing and port loading costs over the past year is one example of improvement, and provides a framework for best practices in one area to be transferred across the organisation.

Additional highlights for the period include a credit rating upgrade by Standard & Poors to A/A-1. Also BHP Billiton made its first post merger approach to the debt market for a US$2.5 billion syndicated multi-currency revolving credit facility and then a A$1 billion corporate debt security issue. Both transactions were very successful and contribute to diversifying our debt portfolio as well as improving our cost of funds.

The Customer Sector Groups have developed strategic plans and we expect to announce the BHP Billiton strategic framework to the investment market shortly.

I have been impressed with the strong working relationship between Paul Anderson and Brian Gilbertson. I am confident that the recent announcement of the formation of the Office of the Chief Executive will facilitate a smooth transition when Paul Anderson leaves the Company later this year.

Portfolio Management

From a portfolio management perspective, we have made significant progress in aligning the combined asset portfolio, including the sell down or divestiture of a number of assets, which are detailed in this report. As recently announced, we have also finalised our responsible exit from the Ok Tedi copper mine in Papua New Guinea, in the process establishing a programme fund to support the future social and economic development of the people of Papua New Guinea and, in particular the Western Province. We also announced the sale of our interest in the PT Arutmin Indonesian coal operations.

The public listing of BHP Steel remains on track. We expect to make an announcement to the market in May 2002 that includes the release of scheme documents, a prospectus and details of a sales facility. Shareholder approvals will be sought by means of Shareholder Meetings in Australia and the United Kingdom, and subject to such approvals, the public listing should be completed around the middle of the year.

Business Outlook

In calendar 2001, the global economy experienced the sharpest annual contraction in industrial production since 1975. Production across member countries of the Organisation for Economic Co-Operation and Development (OECD) is estimated to have declined by over 5% in the year to October 2001 as companies reduced production and pared back inventories in the face of falling demand. Growth across the major Asian economies also slowed with only China, South Korea, Indonesia and Thailand managing to avoid a recession. The events of 11 September 2001 only reinforced the downward momentum already evident in major markets. As yet, there is little evidence of a recovery in the major economies. Though demand and prices remain strong for some of our products and in certain markets, others are experiencing challenging conditions. While we are confident of the medium term outlook, the current half year will continue to be difficult. Our robust cash flows and diversified income stream leave us well placed in this downturn and in a strong position to take advantage of the recovery when it comes.

Don Argus

Chairman

Financial Review

Basis of Preparation of Financial Information

The financial results included in this document release are prepared in accordance with UK generally accepted accounting principles (GAAP). On 29 June 2001 BHP Billiton Limited and BHP Billiton Plc entered into a Dual Listed Companies (DLC) merger. Under UK GAAP the DLC merger is accounted for using the merger method of accounting. The results of BHP Billiton Limited and BHP Billiton Plc for the period have been combined and the prior period results have been prepared as if the companies have always been combined. The reporting currency is US dollars which is the dominant currency in which the BHP Billiton Group operates.

The combined results for the half year ended 31 December 2001, prepared in accordance with UK GAAP, are generally consistent with the combined results under Australian GAAP as required by the Australian Securities and Investments Commission in respect of dual listed companies. However, in contrast to UK GAAP, Australian regulatory requirements do not allow the combination of the results of BHP Billiton Limited with those of BHP Billiton Plc for periods prior to consummation of the DLC merger on 29 June 2001. Financial results prepared in accordance with Australian GAAP are provided on page 54.

With effect from 1 July 2001, the majority of BHP Billiton Limited's businesses changed their reporting currencies to US dollars, the functional currency of the combined BHP Billiton Group. This is consistent with BHP Billiton Plc and is the basis on which the combined BHP Billiton Group manages its businesses. Most BHP Billiton commodities are sold in US dollars and are predominantly destined for export markets.

Except for the effect of the functional currency change, the financial information has been prepared on the same basis and using the same accounting policies as were used in preparing the results for the BHP Billiton Group as presented in the BHP Billiton Plc financial statements (but not the BHP Billiton Limited financial statements) for the year ended 30 June 2001.

The financial information included in this document provides an analysis of the results for the half year ended 31 December 2001 compared with the half year ended 31 December 2000. All references to the corresponding period are to the half year ended 31 December 2000.

Turnover

Turnover, including the group's share of joint ventures and associates, decreased by 5.3% to US$8,894 million mainly reflecting the effect of lower prices for crude oil, stainless steel materials, base metals, aluminium, alumina, diamonds and steel products. These factors were partly offset by the higher prices for metallurgical coal, energy coal, iron ore and gas, and the inclusion of a full half year's results of Rio Algom, the energy coal operations in Colombia, the additional 29% interest in the EkatiTM diamond mine (Canada) and the additional 56% interest in Worsley alumina refinery (Australia). The corresponding period included turnover from OneSteel Limited.

EBIT

Earnings before interest and tax (EBIT) was US$1,651 million, down by 11.7% compared with the corresponding period. This mainly reflects a significant decline in commodity sales prices, lower profits from ceased, sold and discontinuing operations, increased exploration expenditure and the inflation impact on operating costs. These factors were partly offset by profits from new and acquired operations, the favourable effect of exchange rates, lower price linked costs, and increased profits from asset sales.

The following table details the approximate impact of major factors affecting EBIT for the half year ended 31 December 2001 compared with the corresponding period:

US$M
EBIT for the half year ended 31 December 2000	1,870
Change in sales prices	(405)
Change in volumes	5
Price linked costs	125
Inflation on costs	(70)
Costs	(5)
New and acquired operations	170
Ceased, sold and discontinuing operations	(165)
Exchange rates	175
Asset sales	30
Exploration	(75)
Other items	(4)
EBIT for the half year ended 31 December 2001	1,651

Prices

Lower prices for crude oil, nickel, chrome, copper, aluminium, alumina, diamonds, silver and zinc decreased turnover by approximately US$645 million. This decrease was partly offset by higher energy coal, metallurgical coal, iron ore and gas prices which increased turnover by approximately US$240 million.

Volumes

Higher sales volumes mainly from Stainless Steel Materials, Petroleum and EkatiTM increased EBIT by US$60 million but lower volumes from Base Metals and Aluminium businesses reduced the net volume gain to approximately US$5 million.

Costs

Cost reductions increased EBIT by approximately US$120 million compared to the corresponding period. Lower price linked costs for London Metals Exchange (LME) listed commodities together with lower royalties and taxes for petroleum products resulted in cost reductions totalling approximately US$125 million. Costs increased during the period due to operational issues at energy coal operations (New Mexico) and metallurgical coal operations (Australia) together with higher business development costs at Petroleum, partly offset by transport costs savings at Iron Ore operations (Western Australia).

Inflation increased costs by approximately US$70 million.

New and acquired operations

-    New and acquired operations increased EBIT by approximately US$170 million compared with the corresponding period mainly due to:

-    increased ownership interests in the Worsley alumina refinery;

-    a full six months contribution from Carbones del Cerrejon and Cerrejon Zona Norte Coal (Colombia);

-    the fully commissioned Mozal aluminium smelter (Mozambique);

-    a full six months contribution from Rio Algom base metals businesses;

-    the acquisition of an additional 29% interest in the EkatiTM diamond business;

-    commencement of production of petroleum products from Typhoon (America), Zamzama (Pakistan) and Keith (North Sea); and

-    improved operating performance at BoodarieTM Iron (Western Australia).

These factors were partially offset by a downturn in the Metals Distribution (US) business compared with the corresponding period.

Ceased, sold and discontinuing operations

Steel profits (excluding spun-out steel operations) reduced by approximately US$120 million. The corresponding period included contribution to EBIT of approximately US$45 million from a higher ownership interest in metallurgical coal (Queensland), spun-out steel operations (OneSteel Limited), the Buffalo oilfield (Australia) and the Ok Tedi copper mine (PNG), partly offset by losses from HBI Venezuela.

Foreign exchange

Foreign currency fluctuations had a favourable effect of approximately US$175 million compared with the corresponding period mainly due to the impact of lower Rand/US$ and A$/US$ exchange rates on related operating costs, including translation of provision balances, partly offset by increased losses on legacy A$/US$ currency hedging.

Asset sales

Profits from asset sales were approximately US$30 million higher than the corresponding period mainly due to the profit on sale of PT Arutmin Energy Coal operations in Indonesia.

Exploration

Exploration charged to profit was approximately US$75 million higher than the corresponding period mainly reflecting the write-off of La Granja copper exploration activities (Peru), together with increased petroleum activity in the Gulf of Mexico.

EBIT by Customer Sector Group is discussed on pages 20 to 27.

Depreciation

The depreciation charge of US$863 million increased by US$50 million compared with the corresponding period. This primarily reflects the commissioning of Cerro Matoso Line 2 (Stainless Steel Materials), the additional 29% interest acquired in EkatiTM (Exploration Technology and New Business) and the additional 56% interest in the Worsley alumina refinery (Aluminium). Increased production across various petroleum businesses also contributed to the higher charge compared with the corresponding period. These factors were partly offset by reduced depreciation charges from ceased, sold and discontinuing operations, including the effect on depreciation of the write-off in the year ended 30 June 2001 of Ok Tedi (Other Activities). The breakdown by Customer Sector Group is as follows:

	Half year ended	Half year ended	Year ended
	31 Dec 2001	31 Dec 2000	30 Jun 2001
	US$M	US$M	US$M

Aluminium	115	87	198
Base metals	118	101	216
Carbon steel materials	87	90	186
Stainless steel materials	51	36	82
Energy coal	89	87	184
Exploration technology and new business	35	15	31
Other activities	6	38	79
Petroleum	283	251	500
Steel	69	99	174
Group & unallocated items	10	9	22
Depreciation	863	813	1 672

Net Interest

Net interest payable, before exchange gains, capitalised interest and discounting on provisions, reduced from US$296 million to US$268 million. The reduction of US$28 million included a benefit of US$73 million from lower market interest rates, partly offset by US$45 million additional interest on higher net borrowing levels.

Exchange gains on net debt were US$242 million compared with US$95 million in the corresponding period, primarily arising on the period end translation of Rand denominated debt of companies which account in US dollars as their functional currency. The Rand depreciated by 32% during the current period compared with the 10% depreciation in the corresponding period.

EBITDA interest coverage was 9.4 times compared with 9.1 times in the corresponding period (excluding the effect of differences on exchange and discounting on provisions).

Taxation

The tax charge for the half year ended 31 December 2001 of US$402 million (2000 - US$480 million) represents an effective tax rate of 24.8% (2000 - 28.8%). This is lower than the nominal tax rate of 30% primarily due to non-tax effected foreign exchange gains and other functional currency translation adjustments, and recognition of prior year tax losses. These factors were partly offset by non-tax effected operating losses and exploration expenditure, together with secondary taxes on dividends paid and payable by South African entities.

Equity Minority Interests

Equity minority interests for the half year ended 31 December 2001 were US$22 million compared with US$29 million in the corresponding period.

Earnings

Attributable profit rose by 3.5% to US$1,198 million compared with US$1,158 million for the corresponding period.

There were no exceptional items in the half year ended 31 December 2001 (2000 - nil).

Basic earnings per share was 1% higher at 19.9 US cents (based on 6,024 million shares outstanding) compared with 19.7 US cents (based on 5,885 million shares outstanding) in the corresponding period. In the corresponding period, shares held under the share repurchase scheme and the Billiton Employee Share Ownership Trust were excluded from the calculation of earnings per share, and the dividends on these shares were excluded from the profit and loss account.

Diluted earnings per share were 1% higher at 19.8 US cents (based on 6,040 million shares outstanding) compared with 19.6 US cents (based on 5,900 million shares outstanding) in the corresponding period.

Dividends

During the half year ended 31 December 2001, a dividend of 6.5 US cents per fully paid ordinary share was declared and paid by BHP Billiton Limited and BHP Billiton Plc. The dividend was paid on 5 December 2001. The BHP Billiton Limited dividend was fully franked for Australian taxation purposes.

The corresponding period included a dividend of 12.1 Australian cents (adjusted for bonus issue) per fully paid ordinary share paid to BHP Billiton Limited shareholders and a dividend of 4.0 US cents per fully paid ordinary share paid to BHP Billiton Plc shareholders.

Dividends are determined in US dollars. BHP Billiton Limited dividends are paid in Australian dollars and BHP Billiton Plc dividends are paid in pounds sterling. For the December 2001 dividend, conversion from US currency was at exchange rates applicable on 5 November 2001. BHP Billiton Limited shareholders received 12.8 Australian cents per fully paid ordinary share and BHP Billiton Plc shareholders received 4.46 pence per fully paid ordinary share.

BHP Billiton's final dividend for the year ending 30 June 2002 will be declared at the announcement of the third quarter results on 1 May 2002. The dividend will be paid to shareholders in July 2002.

Cash Flow

The following table summarises the major elements of the Group's cash flow and net debt movements:

	Half year ended	Half year ended	Year ended
	31 Dec 2001	31 Dec 2000	30 Jun 2001
	US$M	US$M	US$M

Operating cash flows and dividends from joint
ventures and associates	2 109	2 519	4 959

Taxation	(400)	(232)	(587)
Maintenance capital expenditure	(407)	(369)	(759)
Exploration	(202)	(172)	(341)
Disposal of fixed assets	144	44	339
Net interest payable and investment income	(240)	(227)	(485)
Dividends paid to ordinary shareholders and minorities	(815)	(670)	(801)
Available cash flow	189	893	2 325

Expansionary capital expenditure	(674)	(263)	(2 279)
Net acquisitions of businesses and investments	74	(2 276)	(2 688)
Net cash flow before management of liquid	(411)	(1 646)	(2 642)
resources and financing

Share issue/buy back	7	890	937
Foreign exchange adjustment	178	209	476
Movement in net debt	(226)	(547)	(1 229)

Net debt at start of period	(7 321)	(6 092)	(6 092)
Net debt at end of period	(7 547)	(6 639)	(7 321)

Operating cash flows (including dividends from joint ventures and associates) of US$2,109 million is a reduction of US$410 million from the corresponding period reflecting the lower operating profit for the period. In addition higher tax payments and a one-off timing difference in dividends paid to shareholders left available cash flow of US$189 million compared with US$893 million for the corresponding period.

Net expansionary capital and investment expenditure decreased to US$600 million from US$2,538 million, primarily reflecting the acquisition of the Rio Algom businesses in the corresponding period.

After exchange gains, net debt increased by US$226 million over the period.

Balance Sheet

Equity shareholders' funds increased from US$11,340 million at 30 June 2001 to US$12,179 million at 31 December 2001.

Net debt comprises US$8,208 million of total debt offset by US$661 million of cash, including money market deposits. Net debt of US$7,547 million at 31 December 2001 represents 62.0% of shareholders' funds and 37.6% of net debt plus net assets.

The breakdown of net debt by currency is as follows:

US$M

Net debt denominated in:
US dollars	5 322
South African rand	358
Australian dollars	1 341
Canadian dollars	223
Other currencies	303
Net debt	7 547

Capital Management

During the half year, BHP Billiton Limited commenced the on-market re-purchase of shares in accordance with the previously announced share buyback programme resulting in the re-purchase of 4,134,622 shares at a weighted average price of A$8.83 per share.

BHP Billiton Limited's buy-back program allows for the purchase of up to 186 million BHP Billiton Limited shares (adjusted for bonus issue), less the number of BHP Billiton Plc shares purchased on-market by Nelson Investment Limited.

The successful completion of a US$2.5 billion syndicated multi-currency revolving facility occurred in September 2001. This facility replaced the US$1.2 billion credit facility of BHP Billiton Limited and the US$1.5 billion and US$1.25 billion credit facilities of BHP Billiton Plc. The facility was the first financing transaction post merger and is the Group's cornerstone credit facility. The facility includes a US$1.25 billion 364-day revolving credit component, and a US$1.25 billion five-year revolving credit component.

Prior to the merger BHP had a long term credit rating of A-/A3 and a short term rating of A2/P2. Billiton was not rated. Following the announcement of the merger, independent rating agencies confirmed their ratings but with a positive outlook. Recently Standard & Poors upgraded their rating to A/A-1 from A-/A-2 with a positive outlook to reflect the excellent market position, substantial portfolio diversification, strong cost profile, and conservative financial policies which either resulted from, or improved substantially, subsequent to the merger.

During November 2001, the Group issued A$1 billion in debt securities in two tranches, as follows:

-    A$750 million for 7 years, 6.25% notes maturing August 2008; and

-    A$250 million for 3 years, floating rate notes maturing November 2004.

In October 2001, the A$ Commercial Paper Program limit was increased from A$1 billion to A$2 billion.

Currency

Currency fluctuations affect the profit and loss account in two principal ways.

Sales are predominantly based on US dollar pricing (the principal exceptions being Petroleum's gas sales, Steel's sales to Australian customers and Energy Coal's sales to South African domestic customers). However, a proportion of operating costs (particularly labour) arises in the local currency of the operations, most significantly the Australian dollar and South African rand, but also the Brazilian real, Chilean peso and Colombian peso. Accordingly, changes in the exchange rates between these currencies and the US dollar can have a significant impact on the Group's reported results.

Several subsidiaries hold certain monetary assets and liabilities denominated in currencies other than their functional currency (US dollars), in particular non-US dollar denominated debt, tax liabilities and provisions. Monetary assets and liabilities are converted into US dollars at the closing rate. The resultant differences are accounted for in the profit and loss account in accordance with UK GAAP.

The following exchange rates have been utilised in this report:

	Half year ended	Half year ended
	31 Dec 2001	31 Dec 2000	As at
Versus US dollar	average	average	31 Dec 2001	30 Jun 2001	31 Dec 2000

South African rand	9.29	7.30	11.89	8.08	7.56
Australian dollar	1.95	1.81	1.96	1.98	1.80
Brazilian real	2.55	1.87	2.32	2.30	1.95
Chilean peso	679.7	561.9	654.8	631.8	572.2
Colombian peso	2,280	2,176	2,310	2,297	2,232
Canadian dollar	1.56	1.50	1.58	1.52	1.50

Portfolio Risk Management

This table summarises the next four quarters as at 31 December 2001 with respect to the BHP Billiton Group's significant derivative financial instruments used to hedge Australian dollar costs that are sensitive to changes in exchange rates for the forthcoming twelve months.

		Weighted average A$/US$ exchange rate			Contract amounts
		Forwards	Call options	Put options	A$ Million	US$ Million

US dollars
Q3 2002	- forwards	1.4603	-	-	394	270
	- collar options	-	1.4691	1.5131	88	60
	- purchased options	-	1.8182	-	55	30
	- sold options	-	-	-	-	-

Q4 2002	- forwards	1.4697	-	-	441	300
	- collar options	-	1.4609	1.5300	73	50
	- purchased options	-	1.8182	-	18	10
	- sold options	-	-	-	-	-

Q1 2003	- forwards	1.4482	-	-	362	250
	- collar options	-	1.4273	1.4912	43	30
	- purchased options	-	1.8182	-	55	30
	- sold options	-	-	-	-	-

Q2 2003	- forwards	1.4797	-	-	355	240
	- collar options	-	1.4611	1.5279	15	10
	- purchased options	-	1.8182	-	55	30
	- sold options	-	-	-	-	-

Commodity price risk management

As at 31 December 2001 there were no significant commodity price derivative financial instruments outstanding.

Strategic financial transactions

As at 31 December 2001 there were no strategic financial derivative transactions outstanding.

Share Price Performance

	BHP Billiton Plc		BHP Billiton Limited
	UK pence		Australian dollars

Closing price at 31.12.01	347.5		10.50
Closing price at 30.6.01	354.3		10.39	(1)
Closing price at 31.12.00	258.0		9.18	(1)

High during the period	387.5	(2)	11.37	(4)
Low during the period	254.0	(3)	7.95	(5)
(1) adusted for bonus issue.
(2) on 22 May 2001.
(3) on 3 January 2001.
(4) on 22 May 2001 adjusted for bonus issue.
(5) on 21 September 2001.

Operational Review

Growth Projects

Since late June 2001, BHP Billiton has committed approximately US$1.8 billion to new growth projects.

All references to production volumes and capital expenditure are BHP Billiton's share, unless otherwise stated.

Customer Sector Group	Project	Capital	Production	Completion
		Expenditure
		US$M

Aluminium	Mozal 2 expansion	405	120,000 tonnes per	Initial production
	Mozambique		annum of additional	late 2003
	BHP Billiton 47.1%		production

	Hillside 3 expansion	450	132,000 tonnes per	Initial production
	South Africa		annum of additional	mid 2004
	BHP Billiton 100%		production

Energy Coal	Mount Arthur North	411	12.1 million tonnes	Initial production
	energy coal mine		per annum of saleable	from 2003
	New South Wales		coal by 2006
	BHP Billiton 100%

Carbon Steel Materials	Dendrobium metallurgical	126	5.2 million tonnes per	Initial production
	coal mine		annum of raw coal	from 2005
	New South Wales
	BHP Billiton 100%

Petroleum	Mag Dog oil & gas field	335	20,000 boe/day	Initial production
	development			from 2004
	US
	BHP Billiton 23.9%

	Bream Gas Pipeline	50	15 million bbls over	Initial production
	Bass Strait (Victoria)		10 years	mid 2003
	BHP Billiton 50%

Potential Growth Projects

Feasibility and planning work continued on a number of new projects, both brownfield expansions of existing projects and greenfield developments. A number of these projects are expected to be presented for capital approval during 2002. The projects include:

  Escondida Norte copper development (Chile) - pre-feasibility study for potential 110,000 tonnes per annum of additional production (BHP Billiton 57.5%).
  Spence copper mine (Chile) - pre-feasibility work has been completed and a full feasibility study is now in progress for potential 160,000 tonnes per annum (BHP Billiton 100%).
  Carbonnes del Cerrejon expansion (Colombia) - a feasibility study is underway to increase capacity of the steaming coal mine from 3 million tonnes per annum to 9 - 10 million tonnes per annum gross (BHP Billiton 33%).
  Mining Area C iron ore development (Australia) - 15 million tonnes per annum mining operation, expected to be commissioned in 2004 (BHP Billiton 85%).
  Yabulu/Ravensthorpe (Australia) - feasibility study on the expansion of the back end of the Yabulu nickel refinery to treat intermediate product from the Ravensthorpe nickel laterite mine and acid leach plant producing additional throughput of 30,000 to 35,000 tonnes per annum of nickel (BHP Billiton 100%).
  Minerva Gas field development (Australia) - final feasibility work has been completed for the development of this gas field and the supply of gas into the South Australian market (BHP Billiton 90%).
  Atlantis oil field development (US) - pre-development work for this deepwater Gulf of Mexico oil field hascommenced. Estimated recoverable reserves of 400-800 million barrels oil-equivalent gross (BHP Billiton 44%).
  Zamzama gas field development (Pakistan) - expansion of production from the current contracted level of 70 million standard cubic feet per day gross to an estimated 300 million standard cubic feet per day is expected to be approved this financial year (BHP Billiton 47.5%).

During the half year, BHP Billiton also undertook successful exploration drilling activities in Trinidad, with the Kiari-1 and Canteen-1 wells in Block 2(c). The results of these two wells indicate a high quality hydrocarbon reservoir formation, representing a significant oil discovery. To date, BHP Billiton has drilled four successful wells in Trinidad. Further appraisal drilling will be undertaken to delineate the resource and move towards commercial sanction.

Portfolio Management

Since the merger, BHP Billiton has announced a number of operational and portfolio management initiatives. These included:

  BHP Billiton Base Metals announced its intention to temporarily reduce copper production by an estimated 170,000 tonnes per annum from its Tintaya and Escondida copper mines. The action was taken as a result of the significant fall in demand for copper arising from unfavourable economic conditions.
  The closure of the Palmiet Ferrochrome operation in South Africa. Palmiet is a three-furnace operation with a total installed capacity of 110,000 tonnes per annum.
  The closure of the Ingwe Coal Corporation Rietspruit coal mine in South Africa by May 2002. Rietspruit production was 4 million tonnes per annum of energy coal for the export market.
  The sale of BHP Billiton's 80% interest in the PT Arutmin Indonesia energy coal mining operations in Kalimantan for US$140 million. BHP Billiton retains marketing rights for 75% of production.
  BHP Billiton announced on 1 February 2002 that it had, in conjunction with Anglo American plc and Glencore International AG, signed an agreement to acquire all of the ownership interests in International Colombia Resources Corporation from Exxon Mobil Corporation. The transaction increases BHP Billiton's interest in the Cerrejon Zona Norte energy coal mining operation in Colombia to 33.33% from 16.67% prior to the acquisition.
  BHP Billiton concluded a joint venture with Alcoa for its North American Metals Distribution business.
  An agreement between the partners of the Columbus Stainless Steel joint venture and the Spanish steel producer, Acerinox, for the sale of 64% of the joint venture. BHP Billiton holds its interest in Columbus via its 60% ownership of Samancor. The sale will result in BHP Billiton's effective interest in Columbus reducing from 20% to 7.2%.
  The successful acquisition of Dia Met Minerals Ltd following the purchase of all outstanding Class A subordinate voting shares and Class B multiple voting shares. This transaction increased BHP Billiton's stake in the EkatiTM diamond mine in Canada to 80% from 51%.
  BHP Billiton has completed its withdrawal from the Ok Tedi copper mine (Papua New Guinea). BHP Billiton transferred its 52% interest to an independent Program Company that will operate for the benefit of the people of Papua New Guinea. A series of legal releases, indemnities and warranties have been established which will protect BHP Billiton from certain legal liabilities for the period after its exit.

BHP Billiton will provide financial support to the Program Company by way of a fully repayable, interest free facility of up to US$100 million for a period of three years (until it has built up its own funds) with repayment arrangements if these are used and, in the event of an Ok Tedi Mining Ltd request in a drought situation, has agreed to pre-purchase copper concentrate up to an agreed level.

Progress continued to be made on the plans for the demerger of BHP Steel from BHP Billiton Limited. BHP Billiton Plc shareholders are expected to be compensated for the distribution to the shareholders of BHP Billiton Limited by way of a bonus issue. During the half year, Graham Kraehe was appointed as Chairman of BHP Steel Limited. It is planned, by mid year, to release the scheme document and prospectus for the demerger and to subsequently hold an Extraordinary Shareholders Meeting for both BHP Billiton Limited and BHP Billiton Plc shareholders to seek approval for the transaction. Pending shareholder approvals, it is expected that the public listing of BHP Steel will occur about the middle of this year.

Projects Under Development

Progress continued on a number of projects approved prior to the merger or as part of acquisition activities. These include:

  Escondida Phase IV (Chile) - incremental production of 400,000 tonnes per annum (increasing average annual production to 1.2 million tonnes per annum over the first five years) is expected in financial year 2003. Capital cost is US$600 million net to BHP Billiton (BHP Billiton 57.5%).
  Tintaya Oxide project (Peru) - first production is expected in the second half of this financial year. The project involves the construction of a copper leaching and solvent extraction electrowinning (SX/EW) facility to produce initially 34,000 tonnes per annum, reaching 40,000 tonnes per annum, of copper contained in cathode. Estimated capital cost is US$138 million (BHP Billiton 99.96%).
  San Juan underground mine (US) - full production of 6.5 million tonnes per annum from this underground longwall mine at the San Juan thermal coal operations in New Mexico is expected in late 2002. Production from San Juan will replace production from two of BHP Billiton's three existing surface mines. Estimated capital expenditure is US$146 million (BHP Billiton 100%).
  Blackwater mine (Queensland) - the expansion of this metallurgical coal mine will increase production by 5 million tonnes per annum to estimated full production of 13.5 million tonnes per annum by 2002. Capital cost is US$30 million net to BHP Billiton (BHP Billiton 50%).
  Laminaria Phase II development (Australia) - this project will accelerate production from existing reserves and result in an additional 21 million barrels of production from the first two years after start up. The increased production is scheduled to commence in mid 2002 with an initial production rate of 65,000 barrels per day (gross). The capital cost is US$23 million net to BHP Billiton (BHP Billiton 32.26%).
  North West Shelf expansion (Australia) - this project involves the construction of the fourth liquefaction processing train at the North West Shelf with a capacity of 4.2 million tonnes per annum (700,000 tonnes net to BHP Billiton). Initial production is expected from mid 2004. Capital expenditure is estimated at US$260 million net to BHP Billiton (BHP Billiton 16.67%).
  ROD oil field (Algeria) - development of oil fields with estimated proven and probable reserves of around 300 million barrels. Gross peak production of 80,000 barrels per day expected in the first half of 2003. Capital expenditure estimated at US$190 million net to BHP Billiton (BHP Billiton 45% and operator).
  Ohanet development (Algeria) - this development of four gas condensate reservoirs is expected to establish commercial production of 710 million standard cubic feet of gas per day and 58,000 barrels per day of liquids (gross). First production expected in October 2003. Capital expenditure is estimated at US$430 million net to BHP Billiton (BHP Billiton 45% and operator).

Merger Integration

Significant progress continued to be made during the half year in ensuring the effective integration of BHP and Billiton. Organisationally, senior management appointments were completed and seven Customer Sector Groups (Aluminium, Base Metals, Carbon Steel Materials, Stainless Steel Materials, Energy Coal, Petroleum and Steel) were formed. Each of the Customer Sector Groups has developed a financial plan for the 2002 financial year and a medium term strategic plan which have been reviewed by the Group Executive Committee and the Board. These plans are being integrated into the BHP Billiton Strategic Framework.

All corporate functions (such as Treasury, Mergers & Acquisitions, Business Development, Taxation and Exploration) which had separate functions in both BHP and Billiton have been fully integrated. Twin marketing hubs in The Hague and Singapore have been established and are operational. In terms of capturing merger benefits, the Group is on track to deliver the US$270 million in merger savings by the end of financial year 2003. Programmes have been established in each of the areas identified to deliver merger savings, such as eliminating duplicated functions, strategic sourcing, the capture of savings through operating excellence programmes and better structuring of funding arrangements. The Group is in the process of reducing its non-operational workforce by 700 full time employees and 300 contractors. This is a reduction of about one third in non-operational personnel. A programme has also commenced to reduce the number of offices from 32 globally to 14.

Governance and capital approval processes have been established within the Group. These include an Investment Review Committee, responsible for the review and corporate endorsement of major investments, divestments and acquisitions involving a commitment of US$100 million or more. Such projects are submitted to the Executive Committee and the Board for approval, after a comprehensive risk review by the Investment Review Committee. As part of its portfolio risk management review, a quantitative analysis of the entire portfolio of assets has been undertaken to determine the ratio of cash flow at risk to cash flow of the portfolio. The findings of the BHP Billiton Financial Risk Management review have been presented to the investment market in the United Kingdom and Australia, and details are available on the Company's website.

A review of all assets in the portfolio has been undertaken in relation to their fundamental value, size and scale, strategic fit and risk profile. Work out plans have been established.

Board & Management

Ron McNeilly, Executive Director Global Markets, retired from the Board during the half year. Charles Goodyear, Chief Development Officer, was appointed to the Board.

The following senior management appointments were made:

  Chris Lynch was appointed to the position of Chief Financial Officer, following the earlier announcement of the appointment of Charles Goodyear (formerly Chief Financial Officer) to the position of Chief Development Officer. Mr Lynch was previously Chief Financial Officer of Minerals.
  Karen Wood was appointed as the BHP Billiton Plc Company Secretary. She will also continue in her role as Company Secretary for BHP Billiton Limited.

In January 2002, BHP Billiton announced enhancements to its senior management organisation and the composition of the Group's Executive Committee. The enhancements followed excellent progress in BHP Billiton's integration programme and are designed to establish a more streamlined and efficient management structure. The changes included:

  The creation of an Office of the Chief Executive to facilitate the transition between Paul Anderson and Brian Gilbertson as CEO and Managing Director.
  The elimination of the role of President and CEO of Minerals.
  The appointment of the Presidents of Base Metals (Brad Mills), Energy Coal (Mike Oppenheimer), Carbon Steel Materials (Bob Kirkby) to the Executive Committee, as well as the Vice President and Chief Marketing Officer (Marius Kloppers) and the Vice President, Group Human Resources (Ian Fraser).
  Mike Salamon will continue as Senior Minerals Executive and Chairman of Stainless Steel Materials, as well as acting as President of Aluminium.

Customer Sector Group Results

The following table provides a summary of the Customer Sector Group results for the half year ended 31 December 2001.

	Half year ended December
	(US$ Million)	Turnover (1)			EBIT (2)

		2001	2000	Change %	2001	2000	Change %

	Aluminium	1 371	1 294	6.0	191	218	- 12.4
	Base metals	826	860	- 4.0	68	253	- 73.1
	Carbon steel materials	1 660	1 603	3.6	565	422	33.9
	Stainless steel materials	370	436	- 15.1	(33)	63	- 152.4
	Energy coal	1 045	905	15.5	350	157	122.9
	Exploration, technology and new business	167	116	44.0	42	26	61.5
	Other activities	750	768	- 2.3	100	103	- 2.9
	Petroleum	1 434	1 768	- 18.9	576	706	- 18.4
	Steel	1 480	2 096	- 29.4	69	212	- 67.5
	Group and unallocated items	48	(159)	130.2	(277)	(290)	4.5
	BHP Billiton Group	8 894	9 396	- 5.3	1 651	1 870	- 11.7
(1)	Turnover does not add to the BHP Billiton Group figure due to inter-segment transactions.
(2)	EBIT is earnings before net interest and taxation.

A detailed explanation of the factors influencing the performance of the Customer Sector Groups is included below on pages 20 to 27. All references to production volumes are BHP Billiton's share of production unless otherwise indicated.

Aluminium

(US$ Million)	2001	2000	Change%	('000 tonnes)	2001	2000	Change%

Turnover	1,371	1,294	6.0	Alumina production	1,929	1,072	79.9
EBIT	191	218	-12.4	Aluminium production	479	484	-1.0
Net Operating Assets	4,773	3,290	45.1	LME aluminium price	1,349	1,539	-12.3
				(cash, US$/t, ave)

Aluminium contributed EBIT of US$191 million, a decrease of US$27 million or 12.4% compared with the corresponding period.

Major factors which affected the comparison of results were:

  a 12% or US$190 per tonne decrease in the average LME price;
  lower volumes at Alumar and Valesul (Brazil) mainly due to power curtailments; and
  lower volumes from Hillside (South Africa) due to a power outage partially offset by:

  higher profits from Worsley following the acquisition of an additional 56% interest in January 2001;
  increased profits from the fully commissioned Mozal aluminium smelter;
  lower LME price linked production costs; and
  favourable effect of US dollar exchange rate movements against Rand (South Africa) and Real (Brazil) related operating costs.

Aluminium smelters produced 479,000 tonnes of metal, a decrease of 1% compared with the corresponding period mainly due to lower production in Brazil and at Hillside. Production in Brazil decreased 24% due to a government enforced power rationing programme and Hillside production was affected by a power outage in September 2001. This was partly offset by Mozal, which contributed 64,000 tonnes, compared with 30,000 tonnes for the corresponding period.

Alumina production increased by 857,000 tonnes to 1,929,000 tonnes, an 80% increase on the corresponding period mainly reflecting the additional 56% interest in Worsley.

Average aluminium unit cash costs decreased 7% compared to the corresponding period, mainly due to a decrease in LME linked production costs together with currency devaluations in South Africa and Brazil, partly offset by the accelerated rate of pot relining at Hillside.

Alumina unit cash costs decreased by 9% compared to the corresponding period mainly due to lower unit cash costs at Worsley and currency devaluations in Brazil.

Base Metals

(US$ Million)	2001	2000	Change%		2001	2000	Change%

Turnover	826	860	-4.0	Copper production	424	380	11.5
EBIT	68	253	-73.1	('000 tonnes)
Net Operating Assets	4,183	3,614	15.7	Realised copper price	0.65	0.84	-22.6
				(cash; US$/lb, ave)

Base Metals contributed EBIT of US$68 million, a decrease of US$185 million or 73.1% compared with the corresponding period.

The major factors which affected the comparison of results were:

  a significant decline in the average realised copper price to US$0.65/lb compared to US$0.84/lb in the corresponding period;
  the write-off of the La Granja exploration activities (Peru) (US$38 million, no tax-effect); and
  lower volumes at Escondida, reflecting the decision to temporarily reduce production in reaction to the global deterioration of base metals markets partially offset by:

  lower LME linked treatment and refining costs; and
  inclusion of profits for a full half year from the various Rio Algom operations (Cerro Colorado, Alumbrera and Highland Valley) which were acquired in October 2000.

Results of Ok Tedi (including the corresponding period) are now reported in Other Activities.

Exploration expenditure for the half year was US$18 million (2000 - US$45 million); exploration charged to profit, including the write-off of La Granja was US$52 million (2000 - US$9 million).

Production of payable copper increased by 2% compared with the corresponding period mainly due to the first full half year contribution from the Rio Algom businesses together with the commencement of production at Antamina (Peru). This was partly offset by lower production at Escondida reflecting the decision to scale back production due to weaker markets. Refined production increased by 37,000 tonnes or 44% compared with the corresponding period primarily reflecting the first full six months production from Cerro Colorado.

Zinc production was 76,000 tonnes, an increase of 20% compared with the corresponding period, mainly due to the commencement of commercial production at Antamina.

Silver and lead production increased by 8% and 3% respectively, mainly reflecting strong operational performance at Cannington (Australia), together with the commencement of commercial production from Antamina.

Sales of copper increased by 68,000 tonnes to 423,000 tonnes or 19% compared to the corresponding period mainly reflecting the acquisition of the Rio Algom businesses.

Carbon Steel Materials

(US$ Million)	2001	2000	Change%	(Million tonnes)	2001	2000	Change%

Turnover	1,660	1,603	3.6	Iron ore production	34.4	33.5	2.5
EBIT	565	422	33.9	Metallurgical coal production	17.2	16.8	2.0
Net Operating Assets	2,407	3,217	-25.2	Manganese alloy production	0.284	0.348	-18.4
				Manganese ore production	1.860	1.921	-3.2

Carbon Steel Materials contributed EBIT of US$565 million, an increase of US$143 million or 33.9% compared with the corresponding period.

Major factors which affected the comparison of results were:

  favourable effect of the lower A$/US$ and Rand/US$ exchange rates on related operating costs;
  higher metallurgical coal prices;
  improved operating performance and lower capital expenditure (which is charged to profit) at BoodarieTM Iron (West Australia);
  lower port demurrage and rail costs at Iron Ore; and
  higher iron ore volumes and prices

partially offset by:

  higher costs at metallurgical coal operations in Queensland mainly due to higher royalty costs, increased stripping costs at Saraji and Peak Downs, higher dragline costs at Saraji and a mine roof failure at Crinum;
  lower manganese alloy and ore prices; and
  lower manganese ore sales.

West Australian iron ore operations sold 37.1 million wet tonnes, an increase of 5% compared with the corresponding period mainly due to increased demand for fines in China and Japan. Samarco (Brazil) iron ore production was 2.2 million tonnes which was 42% lower than the corresponding period mainly due to lower market demand for pellets.

Queensland coal shipments were 13.3 million tonnes (including 100% interest in BHP Mitsui Coal, gross of the 20% interest held by equity minority interests, and 50% interest in the South Blackwater mine), 2% more than the corresponding period. The increase reflects the integration of South Blackwater production of 1.2 million tonnes, partly offset by the impact of the sell-down of BHP Billiton's interest in the Central Queensland Coal Associates (CQCA) and Gregory joint ventures. Illawarra coal despatches were 3.3 million tonnes, an increase of 7% compared with the corresponding period mainly due to higher production.

Manganese alloy production was 284,000 tonnes, a decrease of 18% compared to the corresponding period mainly due to furnace shutdowns, relining and efficiency problems. Despite the reduced manganese alloy production volumes, alloy despatches were consistent with the corresponding period. Manganese ore production was 1.86 million tonnes, a decrease of 3% compared with the corresponding period. Manganese ore sales were 36% lower than the corresponding period due to lower off-take by both internal and external ore customers.

BoodarieTM Iron shipments were 660,000 tonnes, an increase of 499,000 tonnes compared with the corresponding period mainly reflecting continued production ramp-up at the West Australian plant.

Stainless Steel Materials

(US$ Million)	2001	2000	Change%	('000 tonnes)	2001	2000	Change%

Turnover	370	436	-15.1	Nickel production	33.4	27.2	22.8
EBIT	-33	63	-152.4	Ferrochrome production	413	522	-20.9
Net Operating Assets	1,612	1,602	0.6	LME nickel price	2.39	3.57	-33.1
				(cash, US$/lb, ave)

Stainless Steel Materials EBIT was a loss of US$33 million, a decrease of US$96 million compared with a US$63 million profit in the corresponding period.

Major factors that affected the comparison of results were:

  significantly lower nickel and chrome prices;
  the write-off of previously capitalised exploration expenditure; and
  costs associated with the closure of Palmiet Ferrochrome (South Africa)

partially offset by:

  higher nickel volumes; and
  favourable effect of the lower Rand/US$ exchange rate on related operating costs.

Exploration expenditure for the half year was US$3 million (2000 - US$6 million). Exploration charged to profit was US$12 million (2000 - US$3 million).

Nickel production was 33,400 tonnes, an increase of 23% compared with the corresponding period mainly reflecting the production from Cerro Matoso Line 2, which commenced production on 1 January 2001.

Planned shutdown programmes in the first quarter were designed to allow maximum production for the remainder of the year. This resulted in production at Yabulu refinery being 4% below the corresponding period. Shutdowns for planned maintenance, combined with lower grades, resulted in Cerro Matoso Line 1 production being 12% lower compared with the corresponding period.

Ferrochrome production was 413,000 tonnes, a decrease of 21% compared with the corresponding period, and chrome ore production was 1,238,000 tonnes, a decrease of 32% compared with the corresponding period. These decreases were due to production cut backs which were initiated in response to weakness in the ferrochrome market.

Energy Coal

(US$ Million)	2001	2000	Change%	(Million tonnes)	2001	2000	Change%

Turnover	1,045	905	15.5	Energy coal production	43.0	46.7	-7.9
EBIT	350	157	122.9
Net Operating Assets	1,780	2,033	-12.4

Energy Coal contributed EBIT of US$350 million, an increase of US$193 million or 122.9% compared with the corresponding period.

Major factors which affected the comparison of results were:

  a significant increase in export market prices for both long term contracts and spot markets;
  favourable effect of lower Rand/US$ exchange rates on related operating costs;
  a gain on disposal of PT Arutmin (Indonesia) effective 30 November 2001; and
  inclusion of profits for a full half year from the Carbones del Cerrejon and Cerrejon Zona Norte operations (Colombia), in which equity interests were acquired in September 2000 and November 2000 respectively partially offset by:

  the effect of inflation on operating costs predominantly in South Africa; and
  operational issues in the US which resulted in increased unit costs.

Exploration expenditure for the period was US$3 million (2000 - US$5 million). Exploration charged to profit was US$nil (2000 - US$1 million).

Energy coal production was 43.0 million tonnes, a decrease of 8% compared with the corresponding period:

-    South African production was 28.3 million tonnes, a decrease of 13% compared with the corresponding period reflecting the divestment of Matla and Glisa, the scaling down of Rietspruit and reduced demand from Eskom;

-    US production was 6.3 million tonnes, a decrease of 11% compared with the corresponding period mainly reflecting reduced production at New Mexico Coal in response to reduced customer demand;

-    Indonesian and Australian production was 6.2 million tonnes, a decrease of 5% compared with the corresponding period; and

-    Colombian operations contributed saleable production of 2.2 million tonnes, an increase of 1.5 million tonnes compared with the corresponding period, mainly reflecting the full half year contribution from Carbones del Cerrejon and Cerrejon Zona Norte operations.

Exploration, Technology and New Business

(US$ Million)	2001	2000	Change%	('000 carats)	2001	2000	Change%

Turnover	167	116	44.0	EkatiTM diamonds production	1,695	627	170.3
EBIT	42	26	61.5
Net Operating Assets	893	396	125.5

Exploration, Technology and New Business contributed EBIT of US$42 million, an increase of US$16 million or 61.5% compared with the corresponding period.

Major factors which affected the comparison of results were:

  higher profits from EkatiTM following the acquisition of an additional 29% interest in June 2001; and
  significantly increased production at EkatiTM

partially offset by:

  lower diamond prices mainly due to a general downturn in the global economy.

Exploration expenditure was US$34 million, an increase of US$8 million compared with the corresponding period. Exploration charged to profit was US$33 million (2000 - US$24 million).

EkatiTM diamond production was 1,695,000 carats, an increase of 1,068,000 carats or 170%, compared to the corresponding period, mainly reflecting the acquisition of an additional 29% interest, higher carat grade on core production and higher recoveries of lower quality diamonds.

Other Activities

Other Activities contributed EBIT of US$100 million, a decrease of US$3 million compared with the corresponding period.

Major factors which affected the comparison of results were:

  lower volumes at titanium minerals operations reflecting weaker markets;
  weakening of the market for metals products in the North American market; and
  no profits recognised in the current period from the Ok Tedi copper mine (PNG)

partially offset by:

  favourable effect of lower Rand/US$ exchange rates on related operating costs; and
  operating losses in the corresponding period from HBI Venezuela.

During the half year, BHP Billiton and Alcoa Inc. announced agreement had been reached regarding the merger of the BHP Billiton Group's North American Metals Distribution business with Alcoa's North American metals distribution business, Reynolds Aluminium Supply Company. BHP Billiton and Alcoa each own 50% of the independently managed company Integris Metals Inc. which commenced operations on 1 November 2001.

During November 2001 BHP Billiton, through its 60% owned subsidiary Samancor Limited (South Africa) reached an agreement with Acerinox S.A, whereby Acerinox will acquire part of Samancor's interest in the Columbus Stainless Steel Joint Venture with effect from 1 January 2002. This agreement follows signing of a memorandum of understanding in July 2001. The sale has resulted in BHP Billiton's effective interest in Columbus reducing from 20 per cent to 7.2 per cent.

Petroleum

(US$ Million)	2001	2000	Change%		2001	2000	Change%

Turnover	1,434	1,768	-18.9	Crude oil and condensate	39.2	40.8	-3.9
EBIT	576	706	-18.4	(Millions bbls)
Net Operating Assets	2,722	2,613	4.2	Natural gas (bcf)	116.2	93.6	24.1
				Average realised oil price	22.54	29.26	-23.0
				(US$/barrel)

Petroleum contributed EBIT of US$576 million, a decrease of US$130 million or 18.4% compared with the corresponding period.

Major factors affecting the comparison of results were:

  lower average realised oil prices net of commodity hedging of US$22.54 per barrel compared to US$29.26 per barrel in the corresponding period. No commodity hedging was undertaken in the current half year; the average realised oil price before commodity hedging was US$31.71 per barrel in the corresponding period;
  reduced crude oil volumes primarily due to natural field decline in the Laminaria (Australia) and Griffin (Australia) oil fields; and
  sale of the Buffalo oil field in March 2001

partly offset by:

  higher realised prices for liquefied petroleum gas (LPG) and natural gas; and
  inclusion of profits from the Typhoon (US) oilfield and the Zamzama field (Pakistan) which commenced operations in July 2001 and March 2001 respectively.

Exploration expenditure for the year was US$143 million (2000 - US$89 million). Exploration charged to profit was US$74 million (2000 - US$58 million).

Oil and condensate production was 4% lower than the corresponding period due to natural field decline at Griffin and Laminaria and the sale of the Buffalo oil field in the corresponding period. These were partly offset by higher volumes at Liverpool Bay (UK) due to a strong performance following a major maintenance shutdown in the corresponding period, together with Typhoon's commencement in July 2001.

Natural gas production was 24% higher than the corresponding period due to higher volumes from Bass Strait, Keith and Griffin, and the commencement of production at the Zamzama field late in March 2001.

Liquefied Natural Gas (LNG) production at the North West Shelf in Western Australia was 8% higher mainly due to longer than planned maintenance shutdowns in the corresponding period.

Steel

(US$ Million)	2001	2000	Change%	('000 tonnes)	2001	2000	Change%

Turnover	1,480	2,096	-29.4	Raw steel	2,644	2,827	-6.5
EBIT	69	212	-67.5	Marketable steel products	2,546	2,693	-5.5
Net Operating Assets	2,047	2,454	-16.6
(inc Transport &Logistics; OneSteel in 2000)				(excluding discontinuing businesses)

Steel contributed EBIT of US$69 million, a decrease of US$143 million or 67.5% compared with the corresponding period.

Major factors which affected the comparison of results were:

  lower international prices for steel products;
  exclusion of operating profits from disposed businesses (primarily OneSteel Limited) which were included in the corresponding period; and
  higher costs at Port Kembla steelworks (Australia), mainly due to voluntary redundancy and maintenance costs and lower throughput partly offset by:

  profits on the sale of Australian and US strapping businesses.

Steel despatches from flat and coated operations were 2.5 million tonnes for the half year, 1% below the corresponding period:

-    Australian domestic despatches were 1.3 million tonnes, 28% above the corresponding period, mainly due to the inclusion of despatches to OneSteel Limited (previously treated as despatches within the BHP Billiton Group);

-    Australian export despatches were 778,000 tonnes, 26% below the corresponding period mainly reflecting operational and industrial issues at Port Kembla steelworks (Australia);

-    New Zealand steel despatches were 267,000 tonnes, 6% above the corresponding period; and

-    Despatches from overseas plants were 144,000 tonnes, 18% below the corresponding period.

The corresponding period included steel despatches of 701,000 tonnes related to OneSteel Limited which was spun-out in October 2000.

Group and Unallocated Items

The net costs of Group and Unallocated Items, excluding losses from legacy A$/US$ currency hedging was US$91 million, a reduction of US$30 million compared to the corresponding period.

Group and Unallocated Items includes losses on legacy A$/US$ currency hedging of approximately US$186 million compared with losses of approximately US$169 million in the corresponding period. These losses mainly reflect the lower value of hedge settlement rates compared with hedge contract rates for currency hedging contracts settled during the half year.

Interim Financial Information

The interim financial information set out on pages 30 to 43 has been prepared on the same basis and using the same accounting policies as were applied in drawing up the financial information contained in the accounts of BHP Billiton Plc for the year ended 30 June 2001, except as noted below.

With effect from 1 July 2001, the majority of BHP Billiton Limited's businesses changed to US dollars, the functional currency of the combined BHP Billiton Group. This is consistent with BHP Billiton Plc and is the basis on which the combined BHP Billiton Group manages its businesses. Most BHP Billiton commodities are sold in US dollars and are predominantly destined for export markets.

The financial information for the half years ended 31 December 2001 and 31 December 2000 is unaudited. In the opinion of the Directors, the financial information for these periods presents fairly the financial position, results of operations and cash flows for the periods in conformity with UK generally accepted accounting principles. The financial information for the year ended 30 June 2001 has been derived from the audited financial statements of BHP Billiton Plc for that period as filed with the Registrar of Companies and does not constitute the statutory accounts of BHP Billiton Plc for that period. The auditor's report on the statutory accounts for the year ended 30 June 2001 was unqualified and did not contain statements under Section 237 (2) (regarding adequacy of accounting records and returns) or under Section 237 (3) (provision of necessary information and explanations) of the United Kingdom Companies Act 1985.

Independent review report of the auditors of BHP Billiton Plc

We have been instructed by the Company to review the financial information for the six months ended 31 December 2001 set out on pages 30 to 43. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: "Review of Interim Financial Information" issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. A review is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2001.

KPMG Audit Plc                                                         PricewaterhouseCoopers

Chartered Accountants                                                Chartered Accountants

London, 14 February 2002                                          London, 14 February 2002

Financial Statements

Consolidated Profit and Loss Account
for the half year ended 31 December 2001
		Half year ended	Half year ended	Year ended
		31 December 2001	31 December 2000	30 June 2001
	Note	US$M	US$M	US$M

Turnover (including share of joint ventures and associates)	2,3	8 894	9 396	19 079
Less: share of joint ventures' and associates' turnover included above		(815)	(598)	(1 290)

Group turnover		8 079	8 798	17 789

Net operating costs		(6 679)	(7 079)	(14 611)

Group operating profit		1 400	1 719	3 178
Share of operating profit/(loss) of joint ventures and associates		169	122	(353)

Operating profit (including share of profit of joint ventures and associates)		1 569	1 841	2 825
Income from other fixed asset investments		18	14	32
(Loss)/profit on sale of fixed assets		(5)	12	200
Profit on sale of subsidiaries		69	3	4
Loss on termination of operations	1	-	-	(430)
Merger transaction costs	1	-	-	(92)
Net interest and similar items payable - Group	4	(38)	(180)	(413)
Net interest and similar items payable - Joint ventures and associates	4	9	(23)	(63)

Profit before taxation	2,3	1 622	1 667	2 063
Taxation	5	(402)	(480)	(811)

Profit after taxation		1 220	1 187	1 252
Equity minority interests		(22)	(29)	277

Profit for the financial period (attributable profit)		1 198	1 158	1 529
Dividends to shareholders		(392)	(325)	(754)

Retained profit for the financial period		806	833	775

Earnings per ordinary share (basic) (US cents)		19.9	19.7	25.7
Earnings per ordinary share (diluted) (US cents)		19.8	19.6	25.6

Dividend per ordinary share
BHP Billiton Plc (US cents)		6.5	4.0	12.0
BHP Billiton Limited (US cents)		6.5	-	-
BHP Billiton Limited (Australian cents)		-	12.1	24.7

All amounts are derived from continuing activities.

The calculation of basic earnings per ordinary share is based on earnings after tax and minority interests of US$1,198 million

 (31 December 2000: US$1,158 million; 30 June 2001: $1,529 million) and the weighted average number of ordinary shares outstanding of 6,024 million

(31 December 2000: 5,885 million, adjusted for the BHP Billiton Limited bonus issue; 30 June 2001: 5,944 million).

The weighted average number of shares used for the calculation of diluted earnings per share has been adjusted for the effect of Employee Share options and Executive Share Scheme partly paid shares, to the extent they were dilutive at balance date. Performance based rights and options are excluded and would only be included where an issue of shares is expected to occur.

The BHP Billiton Limited dividends for the half year ended 31 December 2000 and the year ended 30 June 2001 were paid in Australian cents.

The amounts shown above are adjusted for the BHP Billiton Liited bonus issue.

There were no exceptional items in the half years ended 31 December 2001 and 2000. The results for the year ended 30 June 2001 include exceptional items which reduced profit before taxation by US$1,094 million, profit after taxation by US$962 million and profit for the financial period (attributable profit) by US$660 million in aggregate. The principal items were an exceptional loss of US$520 million relating to the write-off of BHP Billiton's equity investment in HBI Venezuela and the establishment of provisions for related financial obligations to banks and other associated costs (which reduced profit after taxation and profit for the financial period (attributable profit) by US$410 million), and an exceptional loss of US$430 million relating to the write-off of the Ok Tedi copper mine (which reduced profit after taxation by US$416 million and profit for the financial period (attributable profit) by US$148 million).

Refer note 1. Basic and diluted earnings per ordinary share before exceptional items for the year ended 30 June 2001 were 36.8 and 36.6 US cents respectively.

Consolidated Statement of Total Recognised Gains and Losses
for the half year ended 31 December 2001

	Half year ended	Half year ended	Year ended
	31 December 2001	31 December 2000	30 June 2001
	US$M	US$M	US$M

Attributable profit for the financial period	1 198	1 158	1 529
Exchange gains and losses on foreign currency net investments	26	(410)	(763)
Total recognised gains for the period	1 224	748	766
Prior year adjustment arising from the implementation
of revised accouting policies:
- Deferred taxation		(200)	(200)
- Exploration		(15)	(15)
Total recognised gains since last annual report		533	551

Balance Sheet
as at 31 December 2001
			As at 31 December 2001	As at 31 December 2000 (Restated)	As at 30 June 2001
		Note	US$M	US$M	US$M

Fixed assets
Intangible assets	- goodwill		44	111	95
	- negative goodwill		(35)	(38)	(36)
			9	73	59
Tangible assets			19 279	18 123	19 231
Investments	- associates		63	48	58
	- joint ventures and associates		1 254	1 469	1 011
	- share of gross assets		3 084	3 634	2 816
	- share of gross liabilities		(1 830)	(2 165)	(1 805)
- loans to joint ventures and associates and
	other investments		1 108	902	911
			21 713	20 615	21 270
Current assets
Stocks			1 507	1 891	1 675
Debtors			3 257	3 849	3 583
Investments			175	110	215
Cash including money market deposits		7	661	1 013	1 285
			5 600	6 863	6 758
Creditors: amounts falling due within one year			(3 738)	(4 801)	(5 235)
Net current assets			1 862	2 062	1 523
Total assets less current liabilities			23 575	22 677	22 793
Creditors: amounts falling due after more than one year			(7 297)	(6 138)	(7 054)
Provisions for liabilities and charges			(3 777)	(4 158)	(4 019)
Net assets			12 501	12 381	11 720
Equity minority interests			(322)	(682)	(380)
Attributable net assets			12 179	11 699	11 340

Capital and reserves
Called up share capital - BHP Billiton Plc			1 160	1 160	1 160
Share premium account - BHP Billiton Plc			592	592	592
Contributed equity - BHP Billiton Limited			3 065	3 284	3 039
Profit and loss account			7 362	6 663	6 549

Equity shareholders' funds		6	12 179	11 699	11 340

Consolidated Statement of Cash Flows
for the half year ended 31 December 2001	Half year ended	Half year ended	Year ended
	31 December 2001	31 December 2000	30 June 2001
	US$M	US$M	US$M

Operating profit	1 400	1 719	3 178
Merger transaction costs	-	-	(92)
Depreciation and amortisation	863	813	1 672
Impairment	-	-	34
Employee share awards	-	-	46
Net exploration charge	172	96	250
Loss/(profit) on sale of fixed assets	8	(4)	21
Payments relating to HBI Venezuela guarantee	-	-	(310)
(Increase)/decrease in stocks	(112)	(171)	41
Decrease/(increase) in debtors	202	(92)	(141)
(Decrease)/increase in creditors	(332)	212	115
(Decrease)/increase in provisions	(157)	(135)	28
Other movements	21	13	(37)
Net cash inflow from Group operating activities	2 065	2 451	4 805

Dividends received from joint ventures and associates	44	68	154

Interest paid	(288)	(275)	(587)
Dividends paid on redeemable preference shares	(16)	(39)	(69)
Interest received	46	73	132
Other dividends received	18	14	39
Dividends paid to minorities	(4)	(11)	(50)
Net cash outflow from returns on investments and servicing of finance	(244)	(238)	(535)

Taxation	(400)	(232)	(587)

Purchases of tangible fixed assets	(1 081)	(632)	(3 038)
Exploration expenditure	(202)	(172)	(341)
Disposals of tangible fixed assets	144	44	339
Purchase of investments	(5)	(351)	(469)
Sale of investments	36	55	82
Capital expenditure and financial investment	(1 108)	(1 056)	(3 427)
Investment in subsidiaries	(45)	(1 187)	(1 567)
Sale of subsidiaries	150	374	372
Net cash acquired with subsidiary	-	102	117
Cash transferred on disposal	(26)	(61)	(61)
Investment in joint ventures	(42)	(558)	(690)
Disposal of joint venture	6	15	193
Acquisitions and disposals	43	(1 315)	(1 636)

Equity dividends paid	(811)	(659)	(751)

Net cash flow before management of liquid resources and financing	(411)	(981)	(1 977)

Management of liquid resources	236	366	242

Debt due within one year - repayment of loans	(924)	(1 005)	(668)
Debt due within one year - drawdowns	723	785	849
Debt due after one year - repayment of loans	(2 074)	(25)	(998)
Debt due after one year - drawdowns	2 688	94	2 072
Finance lease obligations	(4)	(8)	(4)
Redeemable preference shares	(355)	(261)	(425)
Net cash inflow/(outflow) from debt and lease financing	54	(420)	826
Share buyback scheme - BHP Billiton Plc	-	194	194
Share repurchase sche - BHP Billiton Limited	(19)	-	-
Issue of shares	26	696	743
Net cash inflow from financing	61	470	1 763

(Decrease)/increase in cash in the period	(114)	(145)	28

Reconciliation of net cash flow to movement in net debt

(Decrease)/increase in cash in the period	(114)	(145)	28
Cash flow from debt and lease financing	(54)	420	(826)
Cash flow from management of liquid resources	(236)	(366)	(242)
Change in net debt arising from cash flows	(404)	(91)	(1 040)
Money market deposits and loans acquired with subsidiaries	-	(665)	(665)
Exchange adjustments	178	209	476
Movement in net debt	(226)	(547)	(1 229)
Net debt at start of period	(7 321)	(6 092)	(6 092)
Net debt at end of period	(7 547)	(6 639)	(7 321)

Notes to the Financial Statements

1. Exceptional items

There were no exceptional items in the half years ended 31 December 2001 and 2000.

Year ended 30 June 2001
	Gross	Tax	Net
	US$M	US$M	US$M

Profit on sale of fixed assets (equalisation of Queensland Coal interests)	128	-	128
Termination of operations (Ok Tedi copper mine)	(430)	14	(416)
Merger transaction costs	(92)	-	(92)
Taxation (income tax audit)	-	(33)	(33)
Sale of Mozal II expansion rights (a)	61	(21)	40
Merger and other restructuring costs and provisions (a)	(64)	16	(48)
Employee share awards accelerated by the merger (a)	(37)	10	(27)
Write down in carrying value of assets (Lakes Mines) (a)	(26)	6	(20)
Write down in carrying value of assets and provisions (HBI Venezuela) (b)	(520)	110	(410)
Write down in carrying value of assets (Columbus JV) (b)	(114)	30	(84)

Total by category	(1 094)	132	(962)

Aluminium	53	(19)	34
Base metals	(8)	2	(6)
Carbon steel materials	(58)	2	(56)
Stainless steel materials	(5)	1	(4)
Energy coal	(34)	8	(26)
Steel	(22)	7	(15)
Exploration, technology and new business	(13)	3	(10)
Other activities (c)	(544)	44	(500)
Group and unallocated items	(457)	84	(373)
Net interest	(6)	-	(6)

Total by customer sector group	(1 094)	132	(962)

(a) Included in operating profit with the exception of charges of $6 million (no tax effect) of merger and other restructuring costs which were charged against net interest and other similar items payable.

(b) Included in share of operating profit/(loss) of joint ventures and associates.
(c) Includes termination of operations (Ok Tedi copper mine) previously included in Base Metals.

2. Segmental analysis by business

	Half year ended	Half year ended	Year ended
	31 December 2001	31 December 2000	30 June 2001
Turnover	US$M	US$M	US$M
Aluminium	1 371	1 294	2 971
Base metals	826	860	1 728
Carbon steel materials	1 660	1 603	3 369
Stainless steel materials	370	436	838
Energy coal	1 045	905	1 982
Exploration, technology and new business	167	116	251
Other activities	750	768	1 754
Petroleum	1 434	1 768	3 361
Steel	1 480	2 096	3 760
Group and unallocated items	48	(159)	(351)
Intersegment	(257)	(291)	(584)
	8 894	9 396	19 079

Profit before tax
Aluminium	191	218	576
Base metals	68	253	474
Carbon steel materials	565	422	836
Stainless steel materials	(33)	63	74
Energy coal	350	157	348
Exploration, technology and new business	42	26	(7)
Other activities	100	103	(421)
Petroleum	576	706	1 407
Steel	69	212	248
Group and unallocated items	(277)	(290)	(996)
	1 651	1 870	2 539
Net interest	(29)	(203)	(476)

	1 622	1 667	2 063

Net operating assets
Aluminium	4 773	3 290	4 730
Base metals	4 183	3 614	3 823
Carbon steel materials	2 407	3 217	2 370
Stainless steel materials	1 612	1 602	1 598
Energy coal	1 780	2 033	1 986
Exploration, technology and new business	893	396	869
Other activities	940	1 913	828
Petroleum	2 722	2 613	2 504
Steel	2 047	2 454	2 130
Group and unallocated items	888	800	874

	22 245	21 932	21 712

2. Segmental analysis by business (continued)

Trading activities included above	Half year ended	Half year ended	Year ended
	31 December 2001	31 December 2000	30 June 2001
Turnover	US$M	US$M	US$M
Aluminium	518	446	1 014
Base metals	1	12	13
Carbon steel materials	14	20	40
Stainless steel materials	3	-	6
Energy coal	63	16	100
Exploration, technology and new business	-	-	-
Other activities	431	264	797
Petroleum	-	-	-
Steel	-	-	-
Group and unallocated items	16	-	-

	1 046	758	1 970

Profit before tax
Aluminium	1	6	14
Base metals	-	-	-
Carbon steel materials	-	-	1
Stainless steel materials	-	-	-
Energy coal	3	-	6
Exploration, technology and new business	-	-	-
Other activities	(6)	7	23
Petroleum	-	-	-
Steel	-	-	-
Group and unallocated items	-	-	-

	(2)	13	44

3. Geographical analysis

Analysis by geographical market
	Half year ended	Half year ended	Year ended
	31 December 2001	31 December 2000	30 June 2001
Turnover	US$M	US$M	US$M
Australia	1 623	1 818	3 345
Europe	2 386	2 050	4 621
Japan	953	1 268	2 465
South Korea	445	450	960
Other Asia	1 111	1 043	2 103
North America	1 534	1 619	3 372
Southern Africa	329	489	738
Rest of World	513	659	1 475

	8 894	9 396	19 079

3. Geographical analysis (continued)

Analysis by geographical origin	Half year ended	Half year ended	Year ended
	31 December 2001	31 December 2000	30 June 2001
Turnover	US$M	US$M	US$M
Australia	3 845	4 271	8 254
Europe	1 071	807	1 987
North America	1 164	923	2 126
South America	1 031	1 121	2 350
Southern Africa	1 340	1 605	3 107
Rest of World	443	669	1 255

	8 894	9 396	19 079

Profit before tax
Australia	902	1 010	1 619
Europe	115	86	194
North America	67	85	117
South America	128	332	444
Southern Africa	339	319	498
Rest of World	100	38	(333)
	1 651	1 870	2 539
Net interest	(29)	(203)	(476)

	1 622	1 667	2 063

Net operating assets
Australia	7 960	7 789	7 774
Europe	411	768	734
North America	1 922	1 121	1 804
South America	6 491	6 392	6 062
Southern Africa	4 356	4 493	4 311
Rest of World	1 105	1 369	1 027

	22 245	21 932	21 712

4. Net interest and similar items payable

		Half year ended	Half year ended	Year ended
		31 December 2001	31 December 2000	30 June 2001
		US$M	US$M	US$M

On bank loans and overdrafts		(122)	(123)	(236)
On all other loans		(136)	(153)	(339)
Finance lease and hire purchase interest		(4)	(3)	(9)
		(262)	(279)	(584)

Dividends on redeemable preference shares		(18)	(43)	(83)
Less amounts capitalised		15	17	39
		(265)	(305)	(628)

Share of interest of joint ventures and associates		(36)	(44)	(94)
		(301)	(349)	(722)

Other interest receivable		48	70	136
Exchange differences on net debt	- Group	197	74	118
	- Joint ventures & associates	45	21	31
		(11)	(184)	(437)

Discounting on provisions		(18)	(19)	(39)
Net interest and similar items payable		(29)	(203)	(476)

5. Tax on profit on ordinary activities

	Half year ended	Half year ended	Year ended
	31 December 2001	31 December 2000	30 June 2001
	US$M	US$M	US$M

Profit before taxation	1 622	1 667	2 063

Tax on profit @ 30%	487	500	619

Foreign exchange gains and other translation adjustments	(145)	(41)	(113)
Non-tax effected capital gains	(6)	(10)	(63)
Recognition of prior year tax losses	(60)	(106)	(133)
Tax rate differential	(12)	53	57
Non-tax effected operating losses	70	17	47
Prior year adjustments / under or over provisions	(3)	(15)	(28)
Non-deductible accounting depreciation and amortisation	15	9	32
Foreign expenditure including exploration not presently deductible	22	23	57
Non-deductible dividends on redeemable preference shares	7	25	24
South African secondary tax on companies	21	33	46
Investment and asset impairments	-	-	176
Non-deductible merger costs	-	-	28
Income tax audit	-	-	33
Other	6	(8)	29

Tax charge for the period (including exceptionals)	402	480	811

Analysis of tax charge for the period

Group
UK taxation	145	24	206
Less double tax relief	(96)	(9)	(127)

Australian taxation	210	271	365

South African taxation	12	66	116

Other overseas taxation	96	89	199

Joint ventures and associates
Joint ventures	34	39	49

Associates	1	-	3

Tax charge for the period	402	480	811

6. Reconciliation of movements in shareholders' funds

	Half year ended	Half year ended	Year ended
	31 December 2001	31 December 2000	30 June 2001
	US$M	US$M	US$M

Profit for the financial period	1 198	1 158	1 529
Other recognised gains and losses	26	(410)	(763)
Total recognised gains	1 224	748	766

Dividends	(392)	(325)	(754)
Issue of ordinary shares for cash	26	696	744
Capital reduction on OneSteel spin-out	-	(650)	(650)
Share repurchase scheme - BHP Billiton Plc	-	194	194
Share repurchasesscheme- BHP Billiton Limited	(19)	-	-
Transfer to profit and loss account (goodwill)	-	-	4
Net movement in shareholders' funds	839	663	304

Shareholders' funds at start of period as restated	11 340	11 036	11 036

Shareholders' funds at end of period	12 179	11 699	11 340

7. Analysis of movement in net debt

	As at	Acquisitions		Other non-cash	Exchange	As at
	1 July 2001	& disposals	Cashflow	movements	movements	31 December 2001
	US$M	US$M	US$M	US$M	US$M	US$M

Cash at bank and in hand	836	(26)	(353)	-	(12)	445
Overdrafts	(287)	-	265	-	(6)	(28)
	549	(26)	(88)	-	(18)	417

Redeemable preference shares	(890)	-	355	-	26	(509)
Finance lease obligations	(63)	-	4	-	3	(56)
Other debt due within one year	(1 432)	-	201	(234)	102	(1 363)
Other debt due after one year	(5 934)	-	(614)	234	62	(6 252)
	(8 319)	-	(54)	-	193	(8 180)

Money market deposits	449	-	(236)	-	3	216

Total	(7 321)	(26)	(378)	-	178	(7 547)

The balance sheet movement in cash including
money market deposits is as follows:
Cash at bank and in hand	836	(26)	(353)	-	(12)	445
Money market deposits	449	-	(236)	-	3	216

	1 285	(26)	(589)	-	(9)	661

Money market deposits with financial institutions have a maturity of up to three months.

8. Reconciliation to US generally accepted accounting principles (GAAP)

The reconciliations presented in this note represent the net income for the half years ended 31 December 2001 and 2000 and the year ended 30 June 2001 and shareholders' funds as at 31 December 2001 and 2000 and 30 June 2001 respectively had US GAAP been followed by the BHP Billiton Plc Group rather than UK GAAP.

On 29 June 2001, BHP Billiton Plc (formerly Billiton Plc) consummated the Dual Listed Companies (DLC) merger with BHP Billiton Limited (formerly BHP Limited). In accounting for this transaction the most significant difference between UK GAAP and US GAAP is that under UK GAAP, the DLC merger has been accounted for as a merger (pooling of interests) in accordance with UK Financial Reporting Standard 6: Acquisitions and Mergers, whereas under US GAAP the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. In a merger, the assets, liabilities and equity of the BHP Billiton Plc Group and of the BHP Billiton Limited Group are combined at their respective book values as determined under UK GAAP. Under US GAAP, the net income for the half year ended 31 December 2001 and the reconciliation of shareholders' equity at 31 December 2001 and 30 June 2001 include the purchase adjustments required under US GAAP to recognise the BHP Billiton Plc Group's assets and liabilities at their fair values, with the excess recorded as goodwill.

Although UK GAAP and US GAAP both require the consolidation of the BHP Billiton Plc Group with the BHP Billiton Limited Group at 30 June 2001, UK GAAP also requires that their respective financial statements for periods prior to the date the DLC merger was consummated are combined. Under purchase accounting, the retroactive combination of financial statements is not appropriate and, as the BHP Billiton Limited Group is the accounting acquirer, and is the ‘predecessor' to the BHP Billiton Group, it is necessary to present the BHP Billiton Limited Group's US GAAP net income for the half year ended 31 December 2000 and the year ended 30 June 2001 and shareholders' equity at 31 December 2000. Thus, the BHP Billiton Group's net income and shareholders' funds under UK GAAP, as presented in the financial statements of the BHP Billiton Plc Group, when represented under US GAAP, become the net income and shareholders' funds of the BHP Billiton Limited Group. Because the DLC merger was consummated on 29 June 2001, no purchase adjustments impacted net income under US GAAP for the half year ended 31 December 2000 or the year ended 30 June 2001.

BHP Billiton Limited is an Australian company which prepares its primary financial statements in accordance with Australian GAAP. The reconciliation of the BHP Billiton Group's net income and shareholders' funds under UK GAAP demonstrate both those adjustments necessary to show the link to the BHP Billiton Limited Group's net income and shareholders' funds under Australian GAAP, and then those adjustments necessary to reconcile to their equivalents presented in accordance with US GAAP. The following categories of adjustments are therefore made in order to reflect the results of the BHP Billiton Group under US GAAP:

Elimination of the BHP Billiton Plc Group UK GAAP net income for the half year ended 31 December 2000 and the year ended 30 June 2001 and shareholders' funds at 31 December 2000 from the combined BHP Billiton Plc UK GAAP financial statements

The reversal of adjustments arising from intergroup transactions between the BHP Billiton Limited Group and the BHP Billiton Plc Group.

The recognition of Australian GAAP/UK GAAP accounting policy alignment adjustments.

The reconciliation of the BHP Billiton Limited Group's net income and shareholders' funds from Australian GAAP to US GAAP

Items (A) through (D) are discussed in more detail below.

(A)              Elimination of the BHP Billiton Plc Group financial information

This adjustment eliminates the pre-acquisition net income and shareholders' funds of the BHP Billiton Plc group recorded in the BHP Billiton Group UK GAAP financial statements. This elimination is not applicable for post-acquisition periods.

(B)               Reversal of adjustments arising from intergroup transactions

During December 1998, the BHP Billiton Plc Group acquired certain assets from the BHP Billiton Limited Group. The BHP Billiton Plc Group recognised fair value adjustments as a result of this acquisition which are being amortised over their useful lives. As a result of the application of merger accounting under UK GAAP, the fair value adjustment is reversed. For Australian and US GAAP this fair value adjustment is reinstated.

(C)               Australian GAAP/UK GAAP accounting policy alignment adjustments

As at 30 June 2001, the accounting policies of the BHP Billiton Plc Group and the BHP Billiton Limited Group under both Australian GAAP and UK GAAP had been aligned to the extent possible. The following differences between UK GAAP and Australian GAAP impact the net income due to the effect of changes in accounting policy being recognised in different reporting periods.

Restoration and rehabilitation costs

Under UK GAAP, the expected cost of any committed decommissioning or restoration program, discounted to its net present value, is provided and capitalised at the beginning of each project. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision as the discount unwinds is included in net interest and similar items payable. Previously, for Australian GAAP purposes, the provision was determined on an undiscounted basis and the charge to profit was generally based on units of production, so that full provision was made by the end of the assets' economic life.

Pension plans

Under UK GAAP, the net periodic pension cost assessed on an actuarial basis is charged to profit and loss so as to allocate the costs systematically over the employees' service lives. Previously, for Australian GAAP purposes, charges were taken to the profit and loss account as contributions were made to pension plans.

(D)              Reconciliation to US GAAP

The consolidated financial statements of the BHP Billiton Limited Group are prepared in accordance with Australian GAAP. Material differences between generally accepted accounting principles as followed by the BHP Billiton Limited Group in Australia and US GAAP are summarised below.

Acquisition of the BHP Billiton Plc Group

On 29 June 2001, BHP Billiton Limited and BHP Billiton Plc established a DLC merger. Under US GAAP, the DLC merger is accounted for as a purchase business combination of the BHP Billiton Plc Group by the BHP Billiton Limited Group.

The total assumed purchase consideration of $11,529 million was calculated by multiplying the number of shares held by BHP Billiton Plc shareholders of 2,319,147,885 on 29 June 2001 by the $4.9559 adjusted average share price of BHP Billiton Limited's ordinary shares. The average share price was calculated over a period of three days prior to, and subsequent to, the announcement of the DLC merger on 19 March 2001. The average share price is adjusted for the 1:1 equalisation ratio which is achieved by BHP Billiton Limited's bonus share issue of 1,910,918,073 million shares. The cost of acquisition was therefore $11,529 million, including direct external acquisition costs of $36 million. The direct external acquisition costs have been expensed as incurred for UK and Australian GAAP purposes.

In order to determine proper allocation of the purchase price related to the acquired assets of the BHP Billiton Plc Group under US GAAP purchase accounting, the cost of the acquisition is allocated to the fair values of identifiable assets acquired and liabilities assumed. As a result of the fair value exercise, increases in the values of the BHP Billiton Plc Group's inventory, investments, long term contracts and long term debt were recognised and fair market values attributed to their other tangible assets mainly property, plant and equipment and undeveloped properties, together with appropriate deferred taxation effects. The difference between the cost of acquisition and the fair value of the assets and liabilities of the BHP Billiton Plc Group has been recorded as goodwill. Fair value adjustments to the recorded amount of inventory and long term contracts will be expensed in the period the inventory is utilised and the long term contracts are delivered into, and additional amortisation and depreciation will be recorded in respect of the fair value adjustments of intangible and tangible assets and the resulting goodwill over the periods of their respective useful economic lives.

 The adjustments to the assets and liabilities of the BHP Billiton Plc Group to reflect the fair values and allocation of the excess purchase consideration over the fair value of net assets acquired, based on management's best estimates of fair value, are summarised in the shareholders' funds reconciliation and are discussed below:

(a)   The increase in fair value of inventory was determined based on the difference between the carrying value and the market value of these assets.

(b)    The increase in investments relates to increases to the BHP Billiton Plc Group's equity investments. These equity investments have been measured at fair value and any excess of the fair value over the underlying tangible assets and liabilities has been attributed to mineral reserves within the underlying investments. These uplifts to mineral properties are being amortised over their estimated useful lives, on an investment by investment basis.

(c)    The increase in property, plant and equipment relates to increases in the carrying value of the BHP Billiton Plc Group's property, plant and equipment to their estimated fair value. The increase in carrying value of the property, plant and equipment is to be amortised over the estimated useful life of the property, plant and equipment.

(d)    The amount of total consideration allocated to the BHP Billiton Plc Group's undeveloped properties has been estimated by the BHP Billiton Group management using current estimates of the status and prospects of the BHP Billiton Plc Group's undeveloped property portfolio as contained in the BHP Billiton Plc Group's strategic plans. The undeveloped properties include only those identified properties that have advanced to a stage of development feasibility where management believes reasonable estimates of projected cash flows can be prepared. The value allocated to the undeveloped properties was determined utilising a risk adjusted income approach that included earnings discounted by the appropriate cost of capital for the investment. Estimates of future cash flows related to individual undeveloped properties were based on existing estimates of revenues and contribution margin for the project. The increase in undeveloped properties is being amortised over their estimated exploitable useful lives on a project by project basis.

(e)    The increase in value of the long term contracts was determined by attributing a fair value to certain long term contracts, which were not accorded a value in the BHP Billiton Plc Group's financial statements.

(f)    Goodwill represents the remainder of the unallocated purchase consideration. Goodwill is to be amortised over its expected useful economic life.

(g)    Deferred taxes have been computed on the excess of fair value over book value, other than for goodwill, using the applicable weighted average statutory tax rates.

(h)    The decrease in long term debt was as a result of attributing a fair value to fixed interest rate long term loans which were not recorded at fair value in the BHP Billiton Plc Group's financial statements.

(i)    Other differences between UK GAAP and US GAAP included adjustments for pensions, post retirement benefits and start up costs.

The purchase accounting presented in the reconciliation of net income and shareholders' funds below is preliminary pending completion of comprehensive fair value determinations. Any impact arising from the final purchase price allocation cannot presently be quantified.

Fair value accounting for derivatives

When undertaking risk mitigation transactions hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both matured and unmatured transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of a transaction will be included in the profit and loss account whether or not such derivative is terminated. When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

(a)    Deferred and included in the measurement of the anticipated transaction when it occurs; or

(b)    Included in the profit and loss account where the anticipated transaction is no longer expected to occur

The premiums paid on interest rate options and foreign currency put and call options are included in other assets and are deferred and included in the settlement of the underlying transaction. When undertaking strategic or opportunistic financial transactions, all gains and losses are included in the profit and loss account at the end of each reporting period. The premiums paid on strategic financial transactions are included in the profit and loss account at the inception of the contract.

For the purpose of deriving US GAAP information, Statement of Financial Accounting Standards No. 133: Accounting for Derivative Instruments and Hedging Activities (FAS 133) requires that each derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. On initial application of this Standard an accumulated loss of $312 million was recognised in respect of the fair value of derivative instruments held on 1 July 2000, which qualified as cash flow hedge transactions. This amount was reported as a component of other comprehensive income. An accumulated gain of $11 million was recognised in respect of the fair value of derivative instruments which qualified as fair value hedge transactions and their associated hedged liabilities held at 1 July 2000. This amount was taken directly to profit and loss.

In the year ended 30 June 2001, subsequent gains and losses on cash flow hedges were taken to other comprehensive income and reclassified to profit and loss in the same period the hedged transaction was recognised. Gains and losses on fair value hedges continued to be taken to profit and loss in subsequent periods, as were offsetting gains and losses on hedged liabilities. In both cases, these gains and losses are not recognised under UK or Australian GAAP until the hedged transaction is recognised.

In the half year ended 31 December 2001, for US GAAP purposes, BHP Billiton Limited de-designated existing derivative instruments as hedges of underlying transactions. As a consequence, the amount previously included in other comprehensive income in relation to those derivative instruments previously designated as cash flow hedges will remain until the transactions originally being hedged are recognised, at which time the amounts will be taken to the profit and loss account. Movements in the fair value of derivative instruments since 30 June 2001 are taken to the profit and loss account.

Asset write-downs

At 31 May 1998, the BHP Billiton Limited Group changed its impairment test policy for determining the recoverable amount of non-current assets from an undiscounted to a discounted basis. The discount rate is a risk adjusted market rate which is applied both to determine impairment and to calculate the write-down.

Under US GAAP, where an asset is reviewed for impairment, an impairment test is required utilising undiscounted cash flows. If the asset's carrying value exceeds the sum of undiscounted future cash flows, the asset is considered impaired and it is written down to its fair value.

These differences created adjustments to the profit and loss account in prior years representing the lower charge to profit and resultant higher asset values for the write-downs calculated under US GAAP. In subsequent financial periods, the difference in asset carrying values is reduced through the inclusion of additional depreciation charges in the profit and loss account. Refer 'Depreciation' below.

Depreciation

Revaluations of property, plant and equipment and investments have resulted in upward adjustments to the historical cost values reflected in a revaluation reserve which is part of total equity. In the case of property, plant and equipment, the depreciation charged against income increases as a direct result of such a revaluation. Since US GAAP does not permit property, plant and equipment to be valued at above historical cost, the BHP Billiton Limited Group depreciation charge has been restated to reflect historical cost depreciation.

Following smaller asset write-downs, the higher asset values under US GAAP are being depreciated in accordance with asset utilisation. Refer ‘Asset write-downs' above.

Employee benefits

These accounts include provisions for redundancies associated with organisational restructuring that can be recognised where positions have been identified as being surplus to requirements, provided the circumstances are such that a constructive liability exists. Under US GAAP a provision for redundancies involving voluntary severance offers is restricted to employees who have accepted these offers. The adjustment is reversed over subsequent periods as the offers are accepted.

Pension costs

The BHP Billiton Group recognises periodic pension cost based on actuarial advice in a manner similar to US GAAP. However, differences in the actuarial method used and the timing of recognition of expense components results in different periodic costs and pension assets or liabilities.

Realised net exchange gains on sale of assets/closure of operations

Net exchange gains or losses reported in shareholders' funds which relate to assets that have been sold, closed or written down are transferred to retained earnings. US GAAP requires these net exchange gains or losses be recognised in the profit and loss reflecting that they have, in substance, been realised.

Exploration, evaluation and development expenditures

The BHP Billiton Group follows the ' area of interest' method in accounting for petroleum exploration, evaluation and development expenditures. This method differs from the 'successful efforts' method followed by some US companies, and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised. Such expenditure capitalised by the BHP Billiton Group is amortised in subsequent years.

Employee Share Plan loans

Under the Employee Share Plan, loans have been made to employees for the purchase of shares in BHP Billiton Limited. Under US GAAP the amount outstanding as an obligation to the BHP Billiton Limited Group, which has financed equity, is required to be eliminated from shareholders' funds.

Employee compensation costs

In these accounts, the expected cost of awards under the BHP Billiton Limited Employee Share Plan and the Executive Share Plan is charged to the profit and loss account over the vesting period. Under US GAAP, compensation expense arising from variable share, option and Performance Rights plans are recognised based on movements in their intrinsic value. Changes to the exercise terms for certain shares and options arising from the OneSteel spin-out in October 2000 caused the related plan to become variable.

Costs of start-up activities

The BHP Billiton Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations which are incurred prior to commissioning date. These capitalised costs are depreciated in subsequent years. Under US GAAP costs of start-up activities should be expensed as incurred. In subsequent financial periods, amounts amortised (which have been expensed for US GAAP purposes) will be added back when determining net income according to US GAAP.

Profit on asset sales

Under US GAAP, profits arising from the sale of assets cannot be recognised in the period in which the sale occurs where the vendor has a significant continuing association with the purchaser. In such circumstances, any profit arising from a sale is recognised over the life of the continuing arrangements.

8. Reconciliation to US generally accepted accounting principles (GAAP) (Continued)

Attributable Profit				Half year ended	Half year ended	Year ended
				31 December 2001	31 December 2000	30 June 2001
			Note	US$M	US$M	US$M

Attributable profit as reported under UK GAAP				1 198	1 158	1 529

add/(deduct)
-	BHP Billiton Plc Group's pre acquisition profit attributable to shareholders under UK GAAP		(A)	-	(352)	(565)
-	Reversal of intercompany adjustments		(B)	(4)	(6)	(11)
-	Restoration and rehabilitation costs		(C)	-	2	28
-	Pension plans		(C)	-	(4)	143
				1 194	798	1 124
Estimated adjustment required to accord with US GAAP:			(D)
add/(deduct)
-	Fair value adjustment on acquisition of Billiton Plc Group
-	Depreciation, amortisation & other asset movements			(229)	-	-
-	Other			11	-	-
-	Depreciation
-	Write-downs			(8)	(11)	(18)
-	Revaluations			2	3	5
-	Exploration, evaluation and development expenditures			(4)	(2)	(3)
-	Pension plans			8	(8)	(127)
-	Consolidation of Tubemakers of Australia Ltd (TOA)				(1)	(1)
-	Employee compensation costs			-	-	(117)
-	Restructuring & employee provisions			(22)	(4)	23
-	Purchase business combination costs			-	-	38
-	Realised net exchange gains/(losses) on sale of assets/closure of operations			3	(6)	7
-	Start-up costs			(1)	1	3
-	Profit on asset sales			1	-	1
-	Fair value accounting for derivative instruments			27	(24)	(23)
Total adjustment				(212)	(52)	(212)

Net income attributable to members under US GAAP				982	746	912

Earnings per share - US GAAP (US cents)				16.3	20.3	24.7
Earnings per American Depository Share (ADS) - US GAAP (US cents)				32.6	40.6	49.4

Reconciliation of shareholders' funds				Half year ended	Half year ended	Year ended
				31 December 2001	31 December 2000	30 June 2001
			Note	US$M	US$M	US$M

Shareholders' funds under UK GAAP				12 179	11 699	11 340

add/(deduct)
	-	BHP Billiton Plc Group's shareholders' funds under UK GAAP	(A)	-	(5 869)	-
	-	Reversal of intercompany adjustments	(B)	112	122	116
	-	Restoration and rehabilitation costs	(C)	-	(36)	-
	-	Pension plans	(C)	-	(141)	-
				12 291	5 775	11 456
Estimated adjustment required to accord with US GAAP:			(D)
add/(deduct)
-	Fair value adjustment on acquisition of Billiton Plc Group
	-	Inventory		-	-	157
	-	Investments		1 012	-	1 034
	-	Property, plant and equipment		2 006	-	2 058
	-	Undeveloped properties		806	-	824
	-	Long term contracts		40	-	40
	-	Goodwill		2 450	-	2 500
	-	Deferred taxation		(892)	-	(964)
	-	Long term debt		27	-	29
	-	Other		(38)	-	(49)
-	Property, plant and equipment revaluations			(66)	(78)	(68)
-	Exploration, evaluation and development expenditures			(36)	(34)	(32)
-	Employee Share Plan loans			(152)	(30)	(50)
-	Pension plans			(75)	32	(83)
-	Asset writedowns			165	197	173
-	Restructuring & employee provisions			16	13	38
-	Start up costs			(7)	(8)	(6)
-	Profit on asset sales			(13)	(16)	(14)
-	Fair value accounting for derivative instruments			(287)	(366)	(441)
Total adjustment				4 956	(290)	5 146

Shareholders' funds attributable to members under US GAAP				17 247	5 485	16 602

Supplementary Information

Customer Sector Group Results

Half Yearly Comparison 31 December 2001 vs 31 December 2000

	BHP BILLITON GROUP

	Half Year ended 31 December 2001
		US$ Million
				EBIT	(2)	EBIT	(2)
				excluding		including	Net
				exceptional	Exceptional	exceptional	operating			Exploration		Exploration
		Turnover	(1)	items	items	items	assets	Capex	(3) (4)	gross	(5)	to profit (6)
	Aluminium	1 371		191	-	191	4 773	117		-		-
	Base metals	826		68	-	68	4 183	380		18		52
	Carbon steel materials	1 660		565	-	565	2 407	95		1		1
	Stainless steel materials	370		(33)	-	(33)	1 612	39		3		12
	Energy coal	1 045		350	-	350	1 780	120		3		-
	Exploration, technology and new business	167		42	-	42	893	58		34		33
	Other activities	750		100	-	100	940	5		-		-
	Petroleum	1 434		576	-	576	2 722	298		143		74
	Steel	1 480		69	-	69	2 047	26		-		-
	Group and unallocated items (7)	48		(277)	-	(277)	888	25		-		-
	BHP Billiton Group	8 894		1 651	-	1 651	22 245	1 163		202		172

	Half Year ended 31 December 2000
		US$ Million
				EBIT	(2)	EBIT	(2)
				excluding		including	Net
				exceptional	Exceptional	exceptional	operating			Exploration		Exploration
		Turnover	(1)	items	items	items	assets	Capex	(4)	gross	(5)	to profit (6)
	Aluminium	1 294		218	-	218	3 290	68		-		-
	Base metals	860		253	-	253	3 614	1 853		45		9
	Carbon steel materials	1 603		422	-	422	3 217	276		1		1
	Stainless steel materials	436		63	-	63	1 602	117		6		3
	Energy coal	905		157	-	157	2 033	427		5		1
	Exploration, technology and new business	116		26	-	26	396	10		26		24
	Other activities	768		103	-	103	1 913	50		-		-
	Petroleum	1 768		706	-	706	2 613	234		89		58
	Steel	2 096		212	-	212	2 454	29		-		-
	Group and unallocated items (7)	(159)		(290)	-	(290)	800	26		-		-
	BHP Billiton Group	9 396		1 870	-	1 870	21 932	3 090		172		96

(1)	Turnover does not add to the BHP Billiton Group figure due to inter-segment transactions.
(2)	EBIT is earnings before net interest and taxation.
(3)	Capex in aggregate comprises US$756 million growth and US$407 million sustaining.
(4)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5)	Includes US$74 million (2000:US$76 million) capitalised exploration.
(6)	Includes US$44 million (2000:US$nil) exploration expenditure previously capitalised now written off.
(7)	Includes consolidation adjustments and unallocated items.

Customer Sector Group Results

Quarterly Comparison 31 December 2001 vs 30 September 2001

	BHP BILLITON GROUP

	Quarter ended 31 December 2001
		US$ Million
				EBIT	(2)		EBIT	(2)
				excluding			including
				exceptional		Exceptional	exceptional				Exploration		Exploration
		Turnover	(1)	items		items	items		Capex	(3) (4)	gross	(5)	to profit	(6)
	Aluminium	673		77		-	77		41		-		-
	Base metals	467		17		-	17		195		13		48
	Carbon steel materials	830		273		-	273		55		1		1
	Stainless steel materials	199		(24)		-	(24)		17		2		12
	Energy coal	507		201		-	201		83		2		-
	Exploration, technology and new business	88		19		-	19		7		22		22
	Other activities	406		59		-	59		4		-		-
	Petroleum	647		251		-	251		164		69		40
	Steel	700		9		-	9		17		-		-
	Group and unallocated items (7)	131		(152)		-	(152)		15		-		-
	BHP Billiton Group	4 533		730		-	730		598		109		123

	Quarter ended 30 September 2001
		US$ Million
				EBIT	(2)		EBIT	(2)
				excluding			including
				exceptional		Exceptional	exceptional				Exploration		Exploration
		Turnover	(1)	items		items	items		Capex	(4)	gross	(5)	to profit	(6)
	Aluminium	698		114		-	114		76		-		-
	Base metals	359		51		-	51		185		5		4
	Carbon steel materials	830		292		-	292		40		-		-
	Stainless steel materials	171		(9)		-	(9)		22		1		-
	Energy coal	538		149		-	149		37		1		-
	Exploration, technology and new business	79		23		-	23		51		12		11
	Other activities	344		41		-	41		1		-		-
	Petroleum	787		325		-	325		134		74		34
	Steel	780		60		-	60		9		-		-
	Group and unallocated items (7)	(83)		(125)		-	(125)		10		-		-
	BHP Billiton Group	4 361		921		-	921		565		93		49

(1)	Turnover does not add to the BHP Billiton Group figure due to inter-segment transactions.
(2)	EBIT is earnings before net interest and taxation.
(3)	Capex in aggregate comprises US$346 million growth and US$252 million sustaining.
(4)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5)	Includes US$30 million (Sept 2001:US$44 million) capitalised exploration.
(6)	Includes US$44 million (Sept 2001:US$nil) exploration expenditure previously capitalised, now written off.
(7)	Includes consolidation adjustments and unallocated items.

Customer Sector Group Results - Half Yearly Comparison

	ALUMINIUM

	Half year ended 31 December 2001
		US$ Million
					Depn &			Net operating			Exploration	Exploration
		Turnover	EBITDA	(1)	amortisation	EBIT	(2)	assets	Capex	(3) (4)	gross	to profit
	Alumina	333	131		51	80		2 240	16
	Aluminium	660	174		64	110		2 533	101
	Intra-divisional adjustment	(140)	-		-	-		-	-
	Third party products	518	1		-	1		-	-
	Total	1 371	306		115	191		4 773	117		-	-

	Half year ended 31 December 2000
		US$ Million
					Depn &			Net operating			Exploration	Exploration
		Turnover	EBITDA	(1)	amortisation	EBIT	(2)	assets	Capex	(4)	gross	to profit
	Alumina	192	84		25	59		775	10
	Aluminium	702	215		62	153		2 515	58
	Intra-divisional adjustment	(46)	-		-	-		-	-
	Third party products	446	6		-	6		-	-
	Total	1 294	305		87	218		3 290	68		-	-
(1)	EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2)	EBIT is earnings before net interest and taxation.
(3)	Capex in aggregate comprises US$70 million growth and US$47 million sustaining.
(4)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.

Customer Sector Group Results - Half Yearly Comparison

	BASE METALS

	Half year ended 31 December 2001
		US$ Million
					Depn &			Net operating			Exploration		Exploration
		Turnover	EBITDA	(1)	amortisation	EBIT	(2)	assets	Capex	(3) (4)	gross	(6)	to profit	(7)
	Escondida	306	115		51	64		1 800	219
	Tintaya	59	3		17	(14)		367	79
	Cerro Colorado	102	52		35	17		687	32
	Antamina (8)	51	2		-	2		800	40
	Alumbrera (8)	49	10		-	10		288	-
	Cannington	140	54		12	42		254	7
	Highland Valley (8)	70	7		-	7		130	-
	Other businesses (9)	48	(57)		3	(60)		(143)	3
	Third party products	1	-		-	-		-	-
	Total	826	186		118	68		4 183	380		18		52

	Half year ended 31 December 2000
		US$ Million
					Depn &			Net operating			Exploration		Exploration
		Turnover	EBITDA	(1)	amortisation	EBIT	(2)	assets	Capex	(4) (5)	gross	(6)	to profit	(7)
	Escondida	460	238		54	184		1 543	82
	Tintaya	82	20		13	7		270	9
	Cerro Colorado	55	30		17	13		734	1
	Antamina (8)	-	-		-	-		556	-
	Alumbrera (8)	20	4		-	4		219	-
	Cannington	137	53		13	40		293	5
	Highland Valley (8)	14	2		-	2		142	-
	Other businesses (9)	80	7		4	3		(143)	6
	Third party products	12	-		-	-		-	-
	Total	860	354		101	253		3 614	1 853		45		9

(1)	EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2)	EBIT is earnings before net interest and taxation.
(3)	Capex in aggregate comprises US$290 million growth and US$90 million sustaining.
(4)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.

(5) Includes the acquisition of Rio Algom Limited for US$1,750 million (before deduction of assumed debt), which has not been allocated to the various operations and therefore Capex does not add to the Base Metals total.

(6)	Includes US$1 million (2000:US$36 million) capitalised exploration.
(7)	Includes US$35 million (2000:US$nil) exploration expenditure previously capitalised now written off.
(8)	Equity accounted investments.
(9) Includes Selbaie, Pering and the North America copper mining and smelting operations (which ceased operations during the September 1999 quarter) Also including the write-off of La Granja.

Customer Sector Group Results - Half Yearly Comparison

	CARBON STEEL MATERIALS

	Half year ended 31 December 2001
		US$ Million
					Depn &			Net operating			Exploration	Exploration
		Turnover	EBITDA	(1)	amortisation	EBIT	(2)	assets	Capex	(3) (4)	gross	to profit
	WA Iron Ore	539	306		35	271		884	36
	Samarco (5)	77	20		-	20		333	-
	Total Iron Ore	616	326		35	291		1 217	36
	Queensland	597	252		28	224		679	31
	Illawarra	144	53		6	47		113	6
	Total Metallurgical Coal	741	305		34	271		792	37
	Manganese	236	73		18	55		372	8
	BoodarieTM Iron	78	(43)		-	(43)		26	14
	Divisional adjustment (6)	(25)	(9)		-	(9)		-	-
	Third party products	14	-		-	-		-	-
	Total	1 660	652		87	565		2 407	95		1	1

	Half year ended 31 December 2000
		US$ Million
					Depn &			Net operating			Exploration	Exploration
		Turnover	EBITDA	(1)	amortisation	EBIT	(2)	assets	Capex	(4)	gross	to profit
	WA Iron Ore	523	255		36	219		1 048	12
	Samarco (5)	102	28		-	28		366	-
	Total Iron Ore	625	283		36	247		1 414	12
	Queensland	538	210		33	177		1 238	231
	Illawarra	122	29		9	20		108	3
	Total Metallurgical Coal	660	239		42	197		1 346	234
	Manganese	291	63		12	51		451	11
	BoodarieTM Iron	22	(72)		-	(72)		6	19
	Divisional adjustment (6)	(13)	(1)		-	(1)		-	-
	Third party products	18	-		-	-		-	-
	Total	1 603	512		90	422		3 217	276		1	1
(1)	EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2)	EBIT is earnings before net interest and taxation.
(3)	Capex in aggregate comprises US$35 million growth and US$60 million sustaining.
(4)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5)	Equity accounted investment.
(6)	Includes intra-divisional activities.

Customer Sector Group Results - Half Yearly Comparison

	STAINLESS STEEL MATERIALS

	Half year ended 31 December 2001
		US$ Million
					Depn &			Net operating			Exploration		Exploration
		Turnover	EBITDA	(1)	amortisation	EBIT	(2)	assets	Capex	(3) (4)	gross	(5)	to profit	(6)
	Nickel	200	20		33	(13)		1 296	29
	Chrome	167	(2)		18	(20)		316	10
	Third party products	3	-		-	-		-	-
	Total	370	18		51	(33)		1 612	39		3		12

	Half year ended 31 December 2000
		US$ Million
					Depn &			Net operating			Exploration		Exploration
		Turnover	EBITDA	(1)	amortisation	EBIT	(2)	assets	Capex	(4)	gross	(5)	to profit	(6)
	Nickel	215	63		22	41		1 269	98
	Chrome	219	36		14	22		333	19
	Third party products	2	-		-	-		-	-
	Total	436	99		36	63		1 602	117		6		3

(1)	EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2)	EBIT is earnings before net interest and taxation.
(3)	Capex in aggregate comprises US$5 million growth and US$34 million sustaining.
(4)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5)	Includes US$nil (2000:US$3 million) capitalised exploration.
(6)	Includes US$9 million (2000:US$nil) exploration expenditure previously capitalised now written off.

Customer Sector Group Results - Half Yearly Comparison

	ENERGY COAL

	Half year ended 31 December 2001
		US$ Million
					Depn &			Net operating			Exploration		Exploration
		Turnover	EBITDA	(1)	amortisation	EBIT	(2)	assets	Capex	(3) (4)	gross	(5)	to profit
	Ingwe	529	240		53	187		983	29
	New Mexico	211	53		16	37		202	68
	COAL	61	17		9	8		202	22
	Indonesia	120	108		11	97		(6)	1
	Colombia (6)	61	22		-	22		386	-
	Divisional activities	-	(4)		-	(4)		13	-
	Third party products	63	3		-	3		-	-
	Total	1 045	439		89	350		1 780	120		3		-

	Half year ended 31 December 2000
		US$ Million
					Depn &			Net operating			Exploration		Exploration
		Turnover	EBITDA	(1)	amortisation	EBIT	(2)	assets	Capex	(4)	gross	(5)	to profit
	Ingwe	520	152		49	103		1 146	29
	New Mexico	206	64		15	49		152	17
	COAL	52	6		8	(2)		206	10
	Indonesia	105	23		15	8		144	-
	Colombia (6)	6	(1)		-	(1)		366	371
	Divisional activities	-	-		-	-		19	-
	Third party products	16	-		-	-		-	-
	Total	905	244		87	157		2 033	427		5		1

(1)	EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2)	EBIT is earnings before net interest and taxation.
(3)	Capex in aggregate comprises US$85 million growth and US$35 million sustaining.
(4)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5)	Includes US$3 million (2000:US$4 million) capitalised exploration.
(6)	Equity accounted investment.

Customer Sector Group Results - Half Yearly Comparison

	EXPLORATION, TECHNOLOGY AND NEW BUSINESS

	Half year ended 31 December 2001
		US$ Million
					Depn &			Net operating			Exploration		Exploration
		Turnover	EBITDA	(1)	amortisation	EBIT	(2)	assets	Capex	(3) (4)	gross	(5)	to profit
	Ekati	162	115		34	81		901	54
	Exploration and Technology	5	(38)		1	(39)		(8)	4
	Total	167	77		35	42		893	58		34		33

	Half year ended 31 December 2000
		US$ Million
					Depn &			Net operating			Exploration		Exploration
		Turnover	EBITDA	(1)	amortisation	EBIT	(2)	assets	Capex	(4)	gross	(5)	to profit
	Ekati	113	77		13	64		370	8
	Exploration and Technology	3	(36)		2	(38)		26	2
	Total	116	41		15	26		396	10		26		24

(1)	EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2)	EBIT is earnings before net interest and taxation.
(3)	Capex in aggregate comprises US$50 million growth and US$8 million sustaining.
(4)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5)	Includes US$1 million (2000:US$2 million) capitalised exploration.

	OTHER ACTIVITIES

	Half year ended 31 December 2001
		US$ Million
					Depn &			Net operating			Exploration	Exploration
		Turnover	EBITDA	(1)	amortisation	EBIT	(2)	assets	Capex	(3) (4)	gross	to profit
	HBI Venezuela (5) (6)	-	-		-	-		(18)	-
	Integris (6) (formerly NAMD)	431	(1)		5	(6)		380	3
	Ok Tedi	89	-		-	-		-	2
	Other businesses (7)	230	107		1	106		578	-
	Total	750	106		6	100		940	5		-	-

	Half year ended 31 December 2000
		US$ Million
					Depn &			Net operating			Exploration	Exploration
		Turnover	EBITDA	(1)	amortisation	EBIT	(2)	assets	Capex	(4)	gross	to profit
	HBI Venezuela (5) (6)	15	(18)		-	(18)		448	42
	NAMD	264	10		3	7		348	5
	Columbus
	Ok Tedi	233	52		35	17		488	3
	Other businesses (7)	256	97		-	97		629	-
	Total	768	141		38	103		1 913	50		-	-

(1)	EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2)	EBIT is earnings before net interest and taxation.
(3)	Capex in aggregate comprises US$nil growth and US$5 million sustaining.
(4)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5)	BHP Billiton ceased investment in HBI Venezuela in March 2001.
(6)	Equity accounted investment.
(7)

Includes Titanium Minerals operations, Columbus stainless steel operations, the Hartley Platinum mine which was sold in January 2001 and the Beenup Mineral sands operations which was closed in April 1999.

Customer Sector Group Results - Half Yearly Comparison

	PETROLEUM

	Half year ended 31 December 2001
		US$ Million
						Depn &			Net operating			Exploration		Exploration
		Turnover	(1)	EBITDA	(2)	amortisation	EBIT	(3)	assets	Capex	(4) (5)	gross	(6)	to profit
	Bass Strait	515		273		53	220		415	48
	North West Shelf	325		257		27	230		864	34
	Liverpool Bay	188		163		72	91		449	18
	Other businesses	371		184		131	53		982	198
	Marketing activities	35		7		-	7		12	-
	Intra-divisional adjustment	-		-		-	-		-	-
	Divisional activities	-		(25)		-	(25)		-	-
	Total	1 434		859		283	576		2 722	298		143		74

	Half year ended 31 December 2000
		US$ Million
						Depn &			Net operating			Exploration		Exploration
		Turnover	(1)	EBITDA	(2)	amortisation	EBIT	(3)	assets	Capex	(5)	gross	(6)	to profit
	Bass Strait	613		343		47	296		332	32
	North West Shelf	373		270		28	242		804	18
	Liverpool Bay	140		104		44	60		467	24
	Other businesses	602		326		132	194		1 012	160
	Marketing activities	122		5		-	5		(2)	-
	Intra-divisional adjustment	-		-		-	-		-	-
	Divisional activities	(82)		(91)		-	(91)		-	-
	Total	1 768		957		251	706		2 613	234		89		58

(1)

Petroleum turnover includes: Crude oil US$879 million (2000:US$1 267 million), Natural gas US$198 million (2000:US$149 million), LNG US$154 million (2000:US$149 million), LPG US$85 million (2000:US$100 million) and Other US$118 million (2000:US$103 million).

(2)	EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(3)	EBIT is earnings before net interest and taxation.
(4)	Capex in aggregate comprises US$201 million growth and US$97 million sustaining.
(5)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(6)	Includes US$69 million (2000:US$31 million) capitalised exploration.

Customer Sector Group Results - Half Yearly Comparison

	STEEL

	Half year ended 31 December 2001
		US$ Million
					Depn &			Net operating			Exploration	Exploration
		Turnover	EBITDA	(1)	amortisation	EBIT	(2)	assets	Capex	(3) (4)	gross	to profit
	Flat Products (5)	580	70		35	35		1 181	12
	Coated Products	925	74		28	46		865	12
	Discontinued operations (6)	-	-		-	-		(99)	-
	Intra-divisional adjust	(419)	(12)		-	(12)		-	-
	Divisional activities	8	(15)		-	(15)		2	-
	Transport & Logistics	386	21		6	15		98	2
	Total	1 480	138		69	69		2 047	26		-	-

	Half year ended 31 December 2000
		US$ Million
					Depn &			Net operating			Exploration	Exploration
		Turnover	EBITDA	(1)	amortisation	EBIT	(2)	assets	Capex	(4)	gross	to profit
	Flat Products (5)	769	117		42	75		1 376	10
	Coated Products	936	120		29	91		1 007	8
	Discontinuing operations (6)	497	47		20	27		(34)	8
	Intra-divisional adjust	(587)	18		-	18		-	-
	Divisional activities	30	(11)		-	(11)		(42)	-
	Transport & Logistics	451	20		8	12		147	3
	Total	2 096	311		99	212		2 454	29		-	-
(1)	EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2)	EBIT is earnings before net interest and taxation.
(3)	Capex in aggregate comprises US$nil growth and US$26 million sustaining.
(4)	Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5)	Includes North Star BHP Steel.
(6)	Includes the Long Products business (OneSteel Limited) which ceased to report results from November 2000 following spin-out.

BHP Billiton Group Financial Results under Australian GAAP

		Half Year ended 31 December 2001

		A$ Million	US$ Million
Revenue from ordinary activities
Sales		15 730	8 067
Other revenue		772	398
		16 502	8 465

Profit from ordinary activitites before
depreciation, amortisation and borrowing costs		5 531	2 839

Deduct:	Depreciation and amortisation	1 724	884
Borrowing costs		503	259
Profit from ordinary activities before tax		3 304	1 696

Deduct:	Tax expense attributable to ordinary activities	967	497

Net profit		2 337	1 199

Outside equity interests in net profit		(44)	(22)

Net profit attributable to members of combined BHP Billiton Group		2 293	1 177
Basic earnings per share (cents)		38.1	19.5

 Basis of Preparation

The results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc, for the half year ended 31 December 2001 have been prepared in accordance with Australian GAAP and Practice Note 71 ‘Financial reporting by Australian entities in dual listed company arrangements' issued by the Australian Securities and Investments Commission (ASIC). Australian regulatory requirements do not allow the combination of the results of BHP Billiton Limited with those of BHP Billiton Plc for periods prior to consummation of the DLC merger on 29 June 2001.

With effect from 1 July 2001, the majority of BHP Billiton Limited's businesses changed to US dollars, the functional currency of the combined BHP Billiton Group. This is consistent with BHP Billiton Plc and is the basis on which the combined BHP Billiton Limited Group manages its businesses. Most BHP Billiton commodities are sold in US dollars and are predominantly destined for export markets.

Except for the effect of the functional currency change, the financial information has been prepared using the same accounting policies as were used in preparing the results for the BHP Billiton Limited Group as presented in the BHP Billiton Limited financial statements for the year ended 30 June 2001.

The results are subject to independent review by the auditors.

The statutory BHP Billiton Limited Interim Report will be lodged with ASIC and released to the ASX in March 2002. This information will be available to shareholders on request.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia